Exhibit 99.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

SPANSION INC.,

ATLANTIC STAR MERGER SUB LTD.

AND

SAIFUN SEMICONDUCTORS LTD.

DATED AS OF OCTOBER 7, 2007

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(continued)

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(continued)

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ANNEXES AND EXHIBITS

Annex I	Defined Terms Index	I-1

Exhibit A	Form of Voting Undertaking

Exhibit B	Form of Affiliate Agreement

Exhibit C	Form of Lock-Up Agreement

Exhibit D	Form of Director Resignation

Schedule A	List of Persons Signing Voting Undertaking

Schedule B	List of Persons Signing Retention and Noncompetition Agreements

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

        AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of October 7, 2007 (this “Agreement”), by and among Spansion Inc., a Delaware corporation (the “Parent”), Atlantic Star Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of the Parent (“Merger Sub”), and Saifun Semiconductors Ltd., an Israeli company (the “Company”).

RECITALS

    A.        The Parent and the Company intend to enter into a transaction whereby Merger Sub will merge (the “Merger”) with and into the Company by way of a court approved arrangement between the Company and its shareholders and creditors, in accordance with Sections 350 and 351 of the Companies Law 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), following which Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary (as defined in Section 8.7(h)) of the Parent, and the Company Shares (as defined in Section 1.3(b)) will be exchanged for the shares of Parent Common Stock (as defined in Section 3.2), all in accordance with this Agreement and the Companies Law.

    B.        The board of directors of the Company by the unanimous vote of those present (except for Dr. Eitan, who abstained on matters in which he may have a personal interest): (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Cash Distribution (as defined in Section 5.12(a)) (collectively, the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Closing; (ii) approved this Agreement, the Merger and the other Transactions; and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

    C.        The board of directors of each of the Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the board of directors of Merger Sub has determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Closing.

    D.        Concurrently with the execution of this Agreement and as a condition to and inducement of the Parent’s willingness to enter into this Agreement: (i) certain shareholders of the Company as set forth in Schedule A (the “Voting Undertaking Shareholders”) are entering into irrevocable voting undertakings in substantially the form attached as Exhibit A (the “Voting Undertakings”); (ii) certain shareholders of the Company who may be deemed to be affiliates of the Company within the meaning of Rule 145 promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), are entering into affiliate agreements in substantially the form attached as Exhibit B (the “Affiliate Agreements”); (iii) Dr. Eitan and certain of his Affiliates (as defined in Section 8.7(a)) are entering into market stand-off agreements in substantially the form attached as Exhibit C (the “Lock-Up Agreements”); and (iv) certain individuals as set forth in Schedule B are either entering into retention and noncompetition agreements (the “Retention and Noncompetition Agreements”) or intend to enter into Retention and Noncompetition Agreements after the execution of this Agreement and prior to the Closing.

    E.        The Merger is intended to qualify as a “reorganization” as described in Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein the parties, intending to be legally bound, agree as follows:

ARTICLE 1
THE MERGER

        Section 1.1 The Merger. Subject to the satisfaction or waiver (where permissible) of the conditions in this Agreement as set forth in Article 6, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (sometimes referred to herein as the “Surviving Company”) and shall become a wholly owned Subsidiary of the Parent and shall succeed to and assume all of the rights, properties and obligations of Merger Sub; and (b) all Company Shares will be converted into the right to receive shares of Parent Common Stock in accordance with Section 1.3, all in accordance with the provisions of the Court Approval (as defined in Section 5.2(a)), the Companies Law and this Agreement.

        Section 1.2 Closing Date. Subject to the satisfaction or waiver (where permissible) of the conditions in this Agreement as set forth in Article 6, the closing of the Transactions, including the Merger (the “Closing”), shall take place at the offices of Yigal Arnon &Co., One Azrieli Center, Tel Aviv, Israel (or at such other place as may be designated by the parties), at a time and on a date to be designated by the parties (the date or time upon which the Closing actually occurs is referred to as the “Closing Date” or the “Effective Time”, as applicable), which shall be no later than the second Business Day (as defined in Section 8.7(b)) (or such other period of time mutually agreed to by the parties) following the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions which by their terms are to be satisfied or waived as of the Closing, but subject to the satisfaction or waiver of such conditions at such time), including the receipt of the Court Approval.

        Section 1.3 Effect on Share Capital. Subject to the satisfaction or waiver (where permissible) of the conditions in this Agreement as set forth in Article 6, at the Closing Date, subject to the provisions of the Court Approval, the following shall occur:

    (a)       Merger of the Company and Merger Sub. Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company.

    (b)       Exchange of the Company Shares. Each Ordinary Share, NIS 0.01 par value per share, of the Company (the “Company Shares”), issued and outstanding immediately prior to the Effective Time and immediately following the record date for the Cash Distribution, other than any Company Shares owned by any direct or indirect wholly-owned Subsidiary of Company or any dormant shares (menayot redumot) of the Company, shall automatically become owned by the Parent and represent solely the right to receive (the “Per Share Consideration”) 0.7429 (as the same may be adjusted pursuant to Section 5.12(c), the “Exchange Ratio”) of a share of Parent Common Stock, subject to the provisions of Sections 1.3(e) and 1.3(f), payable to the holder of such Company Share upon surrender of the certificate representing such Company Share in the manner provided in Section 1.4 (or in the case of a lost, stolen, destroyed or unissued certificate, upon delivery of an affidavit and bond in the manner provided in Section 1.6). As of the Effective Time, all of the Company Shares shall automatically be owned by the Parent, and will be registered in its name in the shareholders registry of the Company.

    (c)       Dormant Shares; Subsidiary-Owned Stock. Notwithstanding the provisions of Section 1.3(b), at the Effective Time, each Company Share that is a dormant share (menayah redumah), owned by any direct or indirect wholly-owned Subsidiary of the Company or owned directly or indirectly by the Parent immediately prior to the Effective Time shall remain outstanding, shall not be exchanged under Section 1.3(b) and no Per Share Consideration shall be delivered with respect thereto.

    (d)       Stock Options. At the Effective Time, all options to purchase Company Shares (“Company Share Options”) then outstanding under the Company’s Employee Share Option Plan (1997), 2001 Share Option Plan and 2003 Share Option Plan (as any of them may have been amended and/or restated prior to the date hereof, a “Company Option Plan” and, collectively, the “Company Option Plans”) whether vested or unvested, and the Company Option Plans themselves, shall be assumed by the Parent in accordance with Section 5.11(a).

    (e)       Adjustments. Without derogating from any other provision of this Agreement, the Exchange Ratio shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, bonus shares (other than as permitted to be issued to employees pursuant to Section 4.1), stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock or Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Parent Common Stock or Company Shares occurring on or after the date hereof and prior to the Effective Time, provided that the payment of the Cash Distribution shall not provide any basis for any such adjustment to the Exchange Ratio.

    (f)       No Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of Company Shares who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would otherwise be received by such holder) shall, upon surrender of such holder’s Certificates (as defined in Section 1.4(c)), or affidavit and the posting of a bond in the manner provided in Section 1.6, receive from the Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the average closing sale price of one share of Parent Common Stock for the five consecutive trading days that the Parent Common Stock has traded ending on and including the second trading day immediately prior to the Effective Time (“Parent Common Stock Closing Price”), as reported on The NASDAQ Global Select Market (“Nasdaq”).

        Section 1.4 Surrender of Certificates.

    (a)       Exchange Agent. Prior to the Effective Time, the Parent shall select Computershare Investor Services or another bank or trust company reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger, to receive the shares of Parent Common Stock issuable under Section 1.3.

    (b)       Parent to Provide Per Share Consideration. At or as promptly as practicable following the Effective Time, the Parent shall deposit with the Exchange Agent, for exchange in accordance with this Article 1, the shares of Parent Common Stock, issuable pursuant to Section 1.3 in exchange for outstanding Company Shares. In addition, the Parent shall make available from time to time, if and as necessary after the Effective Time, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.3(f) and for payment of any dividends or distributions to which holders of Company Shares may be entitled pursuant to Section 1.4(d). Such funds shall be held in trust by the Exchange Agent for the benefit of the applicable holders of Company Shares.

    (c)       Payment and Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of one or more certificates (the “Certificates”) or uncertificated Company Ordinary Shares (the “Uncertificated Shares”), which immediately prior to the Effective Time represented outstanding Company Shares, whose shares represent the right to receive the Per Share Consideration pursuant to Section 1.3: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or transfer of Uncertificated Shares to the Exchange Agent), (ii) a declaration form in which the holder of record states whether the holder is a resident of Israel as defined in the Income Tax Ordinance of Israel [New Version], 1961 (the “Ordinance”) and provides such other information as the Parent shall reasonably require to comply with the Ordinance and the Israeli Withholding Tax Ruling (as defined in Section 5.5(a)), if obtained, and (iii) instructions in customary form for use in effecting the surrender of the Certificates or transfer of Uncertificated Shares in exchange for the Per Share Consideration. Upon (x) surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Parent or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal and such declaration form, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor the Per Share Consideration payable with respect to their Company Shares (rounded to the nearest whole share after aggregating all Company Shares held by such holder), and the Certificates so surrendered or Uncertificated Shares so transferred shall forthwith be canceled. No interest shall accrue or be paid on the amounts payable pursuant to Section 1.3 upon the surrender of any Certificate or transfer of any Uncertificated Shares. Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time for all corporate purposes to evidence only the right to receive the Per Share Consideration to which such Company Shares are entitled pursuant to Section 1.3 and, if applicable, an amount of cash in lieu of the issuance of any fractional shares in accordance with Section 1.3(f) and any dividends or distributions payable pursuant to Section 1.4(d).

    (d)       Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to the shares of Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or untransferred Uncertificated Shares with respect to any shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates or transfer such Uncertificated Shares, provided that in the event that such holders comply with the provisions of Section 1.6, such holders shall be entitled to any such dividends or distributions regardless of their having failed to surrender such Certificates or transfer such Uncertificated Shares. Subject to applicable Legal Requirements (as defined in Section 2.3(b)), following surrender of any such Certificates or transfer of any such Uncertificated Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.3(f) and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

    (e)       Transfers of Ownership. If shares of Parent Common Stock issuable pursuant to Section 1.3 are to be issued in the name of a Person (as defined in Section 8.7(g)) other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such issuance will have paid to the Parent or any agent designated by it any transfer or other Taxes (as defined in Section 2.15(a)) required by reason of the issuance of the shares of Parent Common Stock in the name of a Person other than the registered holder of the Certificates surrendered, or established to the reasonable satisfaction of the Parent or any agent designated by it that such Tax has been paid or is not payable.

    (f)       Withholding. Each of the Exchange Agent, the Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, including pursuant to Sections 1.3(d) and 5.11 hereof, to any holder or former holder of Company Shares or Company Share Options, such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), the Ordinance, or under any provision of state, local, Israeli or other foreign law or any other applicable Legal Requirement provided that, (i) if the Israeli Withholding Tax Ruling is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling, and (ii) if any holder of Company Shares provides the Exchange Agent, the Parent or the Surviving Company with a valid approval or ruling issued by the applicable Governmental Entity regarding the withholding (or reduction or exemption from withholding) of Israeli Tax from the consideration payable or otherwise deliverable pursuant to this Agreement, which in the reasonable discretion of Israeli counsel to the Parent is sufficient to enable the Parent to conclude that no withholding or a reduced rate of withholding, as applicable, of Israeli Tax is required, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law, if any, from the consideration payable or otherwise deliverable to such holder shall be made only in accordance with the provisions of such approval or ruling. To the extent such amounts are so deducted or withheld, (i) the Exchange Agent, the Parent and/or the Surviving Company, as applicable, shall provide the holder of Company Shares from whom an amount was deducted or withheld with a written notice, as may be required by any applicable law, stating the amount so deducted or withheld, and (ii) such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

    (g)       No Liability. Notwithstanding anything to the contrary in this Section 1.4, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

        Section 1.5 The Company’s Transfer Books Closed; No Further Ownership Rights in the Company Shares. At the close of business on the day during which the Effective Time occurs: (i) the share transfer books of the Company shall be deemed closed, and no transfer of any Company Shares or any Certificates in respect thereof shall thereafter be made or consummated; and (ii) all holders of Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, except the right to receive for each of the Company Shares the Per Share Cash Distribution Amount (as defined in Section 5.12(a)) and, upon the surrender of such Certificate or transfer of such Uncertificated Shares in accordance with Section 1.4, the Per Share Consideration, in each case as specified herein or by any Legal Requirement. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid Certificate is surrendered or a valid Uncertificated Share is transferred to the Exchange Agent or to the Surviving Company or the Parent, such Certificate or Uncertificated Share shall be canceled and shall be exchanged as provided in this Article 1. The Per Share Consideration (together with payments contemplated by Sections 1.3(f) and 1.4(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Shares.

        Section 1.6 Lost, Stolen, Destroyed or Unissued Certificates. If any Certificates shall have been lost, stolen or destroyed, or were never issued, the Exchange Agent shall pay such amounts and, if applicable, issue such shares of Parent Common Stock, if any, specified in Section 1.3, in exchange for such lost, stolen, destroyed, or unissued Certificates, upon the delivery by the owner of such lost, stolen, destroyed or unissued Certificates of a bond in such sum as the Parent or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against the Parent, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen, destroyed or unissued.

        Section 1.7 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Company will take all such lawful and necessary action.

        Section 1.8 Certain Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Parent and Merger Sub, as of the date hereof, subject to such exceptions as are disclosed in writing in a letter from the Company to the Parent, delivered by a duly authorized officer of the Company concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any matter disclosed in the Company Disclosure Letter shall be deemed disclosed with respect to any section of this Article 2 to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent), as follows:

        Section 2.1 Organization and Qualification; Subsidiaries.

    (a)       Each of the Company and its Subsidiaries is a corporation, limited liability company, partnership or other entity duly organized and validly existing and, where applicable, in good standing, under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except in the case of Subsidiaries for such failures to be in good standing that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 8.7(e)) on the Company. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, where applicable is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except in each case for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

    (b)       Section 2.1(b) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each of the Company’s Subsidiaries, the jurisdiction of organization of each such Subsidiary, and the Company’s equity interest therein. Except as set forth in Section 2.1(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has agreed, is obligated to make, or is bound by any Contract under which it may become obligated to make any future investment in, or capital contribution or loan to, any other entity. All the outstanding share capital of, or other equity interests in each Subsidiary of the Company have been validly issued, are fully paid and nonassessable and are owned, directly or indirectly, by the Company, free and clear of all Liens (as defined in Section 2.3(c)), except restrictions on transfer arising under applicable securities law. Except as set forth in Section 2.1(b) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any Person (other than a Subsidiary of the Company).

        Section 2.2 Memorandum of Association; Articles of Association. The Company has furnished to the Parent a complete and correct copy of its Memorandum of Association and Articles of Association as amended to the date of this Agreement (together, the “Company Charter Documents”). Such Company Charter Documents and equivalent organizational documents of each of the Company’s Subsidiaries are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents, and no Subsidiary of the Company is in violation of its equivalent organizational documents. The Company has furnished to the Parent complete and correct copies of the organizational documents of the all of the Subsidiaries of the Company.

        Section 2.3 Capitalization.

    (a)       The registered (authorized) share capital of the Company consists of 200,000,000 Ordinary Shares, NIS 0.01 par value per share. The Company has no class of share capital authorized other than the Company Shares. As of the close of business on October 3, 2007: (i) 31,351,519 Company Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable; (ii) 274,776 Company Shares were dormant shares (menayot redumot) and no other shares were held in treasury by the Company or by Subsidiaries of the Company; (iii) 4,438,836 Company Shares were reserved for issuance under the Company’s 2003 Share Option Plan, of which 3,339,126 were subject to outstanding Company Share Options to purchase Company Shares and 1,099,710 Company Shares were available for future Company Share Option grants; (iv) 170,947 Company Shares were reserved for issuance under the Company’s 2001 Share Option Plan all of which were subject to outstanding Company Share Options to purchase Company Shares; (v) 101,100 Company Shares were reserved for issuance under the Company’s Employee Share Option Plan (1997), all of which were subject to outstanding Company Share Options to purchase Company Shares; and (vi) 25,734 Company Shares were reserved for issuance under and subject to outstanding Company Share Options to purchase Company Shares that were not granted under any Company Option Plan. Of the Company Share Options referred to above, Company Share Options to purchase an aggregate of 1,912,032 Company Shares have exercise prices equal to or greater than $13.00 per share as of October 3, 2007. All such Company Share Options issued since January 1, 2002 (including those that have been exercised, terminated, expired, forfeited or otherwise cancelled) were appropriately authorized by the Company’s board of directors (or an appropriate committee or sub-committee thereof or an appropriately delegated officer) and were issued with an exercise price at least equal to fair market value such that the fair market value on the grant date equaled or exceeded the fair market value on the financial measurement date (as determined in accordance with the terms of the applicable Company Option Plan and, to the extent applicable, Sections 409A and 422 of the Code) for each such Company Share Option or, with respect to Company Share Options that were not issued in such a manner, the Company recorded an appropriate compensation charge in its financial statements relating to such grants in the appropriate period and reported such in its financial statements and Tax Returns during the required period. The Company has made available to the Parent accurate and complete copies of all forms of agreements pursuant to which outstanding Company Share Options have been issued. There is no current offering period under the Company’s 2005 Employee Stock Purchase Plan (the “ESPP”) and there are no purchase rights outstanding under the ESPP.

    (b)       Section 2.3 of the Company Disclosure Letter sets forth the following information with respect to each Company Share Option outstanding as of the close of business on October 3, 2007: (i) the name and country or state of residence of the optionee; (ii) the particular plan, if applicable, pursuant to which such Company Share Option was granted, and with respect to all such Company Share Options granted to Israeli taxpayers, whether each such option was granted under any of the following sections of the Ordinance: Section 3(i); Section 102 (prior to June 30, 2003); or Section 102 (on or after June 30, 2003, and in such event pursuant to which subsection of Section 102) (iii) the number of Company Shares subject to such Company Share Option; (iv) the exercise price of such Company Share Option; (v) the date on which such the Company Share Option was granted; (vi) the applicable vesting schedule, including the vesting commencement date; (vii) the date on which such Company Share Option expires; and (viii) whether the vesting or exercisability of such Company Share Option will be accelerated in any way by the Transactions (whether alone or upon the occurrence of any additional or subsequent events, including termination of employment), and the extent of any such acceleration. All Company Shares subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be validly issued, fully paid and nonassessable. The Company has not issued any Company Shares which are unvested or subject to any repurchase option in favor of the Company. All outstanding Company Shares, all outstanding Company Share Options and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted (i) pursuant to proper corporate or other action as of the applicable date, (ii) in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements (as defined below) and (iii) in compliance in all material respects with all applicable requirements set forth in the applicable Company Option Plan and award documents.

“Legal Requirements” means any Israeli or U.S. federal or state law, or material local or municipal law, or applicable foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, judgment, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Israeli or U.S. federal, state, local or applicable foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority having (through authority granted by a governmental agency or commission) the force of law (each, a “Governmental Entity”).

    (c)       Except for (i) securities that the Company owns, directly or indirectly through one or more Subsidiaries, free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, adverse claims, options, rights of first refusal, preemptive rights or restrictions of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any security or other asset, except restrictions on transfer arising under applicable securities laws), (collectively, “Liens”), other than Permitted Liens, and (ii) shares of capital stock or other similar ownership interests of Subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable Legal Requirements of the jurisdiction of organization of such Subsidiaries (which shares or other interests do not materially affect the Company’s control of such Subsidiaries), there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of the Company, or pursuant to agreements to which the Company or any of its Subsidiaries is a party or is otherwise bound, any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

    (d)       Except as set forth in this Section 2.3 or in Section 2.3 of the Company Disclosure Letter, and for changes since October 3, 2007 resulting from the exercise of Company Share Options, as of the date hereof there is no share capital or other security of the Company outstanding, and no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of share capital, partnership interests or similar ownership interests of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There are no commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of share capital, partnership interests or similar ownership interests of the Company or any of its Subsidiaries. Except as disclosed in Section 2.3(d) of the Company Disclosure Letter, there are no registration rights and there is, except for the Voting Undertakings, no voting agreement or voting trust, proxy, rights plan, anti-takeover plan or other similar agreement or understanding to which the Company or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries. Other than as contemplated in Section 350 of the Companies Law, shareholders of the Company will not be entitled to statutory dissenters’ or similar rights in connection with the Merger.

    (e)       The Company Shares are not listed for trading on the Tel Aviv Stock Exchange, or on any other foreign or domestic stock exchange (other than Nasdaq), nor has the Company applied to list its shares on any such stock exchange.

        Section 2.4 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Section 350 Vote (as defined in Section 5.2(a)), to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly and validly authorized by the board of directors of the Company, and, other than receipt of the Court Approval and an affirmative Section 350 Vote, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, for the Company to perform its obligations hereunder or for the Company to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent and Merger Sub, constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting creditors’ rights generally and laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the “Bankruptcy and Equity Exception”). Except for the Section 350 Vote or as may be required by the Applicable Court, no vote or approval of: (i) any single creditor of the Company; (ii) any holder of any option, note, restricted share, warrant or other convertible security granted by the Company; or (iii) any shareholder or noteholder of any of the Company’s Subsidiaries is necessary in order to approve this Agreement, or to approve or permit the consummation of the Merger and the other Transactions.

        Section 2.5 No Conflict; Required Filings and Consents.

    (a)       The execution and delivery of this Agreement by the Company do not, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions will not: (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of the Company’s Subsidiaries; (ii) subject to compliance with the requirements set forth in Section 2.5(b) and obtaining the Section 350 Vote, conflict with or violate any Legal Requirement applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound; or (iii) except as disclosed in Section 2.5 of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, renegotiation, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or its Subsidiaries pursuant to, any Contract (as defined in Section 8.7(c)) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties are bound, except in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, impairments, alterations, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to (x) be material to the Surviving Company and its Subsidiaries taken as a whole, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

    (b)       The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any franchises, grants, permits, licenses, variances, easements, consents, certificates, exemptions, orders and approvals and other authorizations from, or filing with or notification to, any Governmental Entity (“Approvals”) with respect to the Company or any of its Subsidiaries, except: (i) for: (A) compliance with applicable requirements of the Securities Act, the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and United States state securities laws (“Blue Sky Laws”); (B) compliance with the pre merger notification requirements of non-United States Governmental Entities; (C) notice to or the consent of the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry and Labor (“OCS”) to the change in ownership of the Company to be effected by the Merger (the “OCS Approval”); (D) to the extent required, approval of the Israeli Commissioner of Restrictive Trade Practices pursuant to the Restrictive Trade Practices Act, 1988 (the “RTPA”); (E) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry and Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger (the “Investment Center Approval”); (F) compliance with the rules and regulations of Nasdaq; and (G) obtaining the Court Approval, and, (ii) where the failure to obtain such Approvals, or to make such filings or notifications, individually or in the aggregate with similar failures would not reasonably be expected to (x) be material to the Surviving Company and its Subsidiaries taken as a whole, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions. As of the Closing Date the Company (i) does not have assets (calculated pursuant to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, for purposes of determining the filing requirements thereunder) located in the United States with a value of $59.8 million or more, and (ii) did not have sales in or into the United States of a value of $59.8 million or more in its most recent fiscal year. As of the Closing Date the Company (i) did not, directly or indirectly, have sales in or into Israel of a value of NIS 10.0 million or more in its most recent fiscal year and (ii) could not reasonably be considered to be a “monopoly” with respect to the provision of any category of goods or services as defined in the RTPA.

        Section 2.6 Compliance with Laws; Environmental Matters; Permits.

(a) Definitions. The following terms shall have the meanings set forth below:

    (i)       “Hazardous Material” is any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

    (ii)       “Environmental Laws” are all applicable Legal Requirements promulgated by any Governmental Entity which prohibit, regulate or control any Hazardous Material or any Hazardous Material activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Israeli Abatement of Nuisances Law of 1961 and other comparable Legal Requirements.

    (b)       Compliance with Laws. Neither the Company nor any of its Subsidiaries is in default or violation of any Legal Requirement (including Environmental Laws and the Foreign Corrupt Practices Act of 1977) applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound, except for any defaults or violations that (individually or in the aggregate) would not cause the Company or any of its Subsidiaries to lose any benefit or incur any liability that is, in each case, material to the Company and its Subsidiaries taken as a whole. To the Company’s Knowledge, no action, demand, requirement or investigation (formal or informal) by any Governmental Entity, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties, is pending or threatened, other than, in each case, those which if adversely determined, individually or in the aggregate, would not reasonably be expected to (i) be material to the Company and its Subsidiaries taken as a whole, (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (iii) prevent or materially delay the consummation of any of the Transactions.

    (c)       Environmental Matters. Neither the Company nor any of its Subsidiaries has disposed of, released, discharged, stored or emitted any Hazardous Materials into the soil or groundwater at any properties owned or leased at any time by the Company or any of its Subsidiaries, or at any other property, or exposed any employee or other individual to any Hazardous Materials or any workplace or environmental condition, in each case in such a manner as would result in any liability or clean up obligation of any kind or nature to the Company that is material to the Company and its Subsidiaries taken as a whole. The first sentence of Section 2.6(b) (to the extent it relates to compliance with Environmental Laws) and Section 2.6(c) constitute the sole and exclusive representations and warranties of the Company regarding environmental matters, or liabilities or obligations, or compliance with Environmental Laws, relating thereto.

    (d)       Permits. The Company and its Subsidiaries hold all material Approvals that are required for them to own, lease or operate their assets and to carry on their businesses and that are material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries have been since January 1, 2004 and are in compliance in all material respects with the terms of such material Approvals.

        Section 2.7 SEC Filings; Financial Statements; Internal Controls.

    (a)       The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act or the Securities Act since the effective date of its registration statement on Form F-1 (the “Applicable Company Date”) (the forms, statements, reports and documents filed with or furnished to the SEC from the Applicable Company Date to the date of this Agreement, the “Company Filed SEC Reports”). Each Company Filed SEC Report, at its effective date (in the case of registration statements filed pursuant to the Securities Act), or at the time of its filing or being furnished (in the case of other Company Filed SEC Reports), or after an amendment was filed prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as it is applicable to the Company. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Company Filed SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each English language translation of a non English language document filed as an exhibit to, or incorporated by reference into, any Company Filed SEC Report constitutes a true, correct and complete translation of the original document in all material respects.

    (b)       Neither the Company nor any of its Subsidiaries is or at any time has been required to file or furnish any forms, statements, certifications, reports and documents required to be filed with the Israeli Securities Authority under the Israeli Securities Law 1968 or any regulation promulgated thereunder.

    (c)       The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and with the corporate governance requirements of the Companies Law. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the applicable provisions of the Sarbanes-Oxley Act became applicable to the Company, neither the Company nor any of its Subsidiaries has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company or any of its Subsidiaries in violation of the Exchange Act.

    (d)       The Company maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Company’s management has disclosed to the Company’s auditors and the audit committee of the board of directors of the Company (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the board of directors of the Company any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to the Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Company Date, and (ii) any material communication since the Applicable Company Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Between the Applicable Company Date and the date of this Agreement, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from the Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to the Parent a summary of all such material complaints or concerns relating to other matters made since the Applicable Company Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee or other Person’s concerns regarding possible violations of law by the Company or any of its Subsidiaries or any of their respective employees. Between the Applicable Company Date and the date of this Agreement, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s audit committee (or other committee designated for the purpose) of the board of directors or the board of directors of the Company pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

    (e)       The consolidated financial statements of the Company (including any related notes thereto) included or incorporated by reference in the Company Filed SEC Reports (as the same may have been restated or otherwise amended in a subsequent Company Filed SEC Report) comply as to form, as of their respective dates of filing with the SEC (or, in the case of amended or restated filings, as of the date of the latest amendment or restatement was filed with or furnished to the SEC), in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (the “Accounting Rules”), have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, for the absence of footnotes) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of any interim statements, to normal year-end adjustments and to any other adjustments described therein including the notes thereto).

    (f)       The Company has previously furnished to the Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

        Section 2.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), which, if known, would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected in financial statements included in the Company Filed SEC Reports or in the notes thereto, (ii) incurred in connection with this Agreement or the Transactions, or (iii) incurred in the ordinary course of business since December 31, 2006, none of which would reasonably be expected to be material to the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole, and in the case of liabilities incurred after the date hereof, are incurred in compliance with the terms of this Agreement.

        Section 2.9 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement, between December 31, 2006 and the date of this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice. Since December 31, 2006 through the date hereof, except as disclosed in Section 2.9 of the Company Disclosure Letter, there has not been any damage, destruction or other casualty loss in excess of $1.0 million individually or in the aggregate with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance. Subsequent to December 31, 2006, through the date hereof: (a) there has not been any Material Adverse Effect on the Company; (b) other than the Cash Distribution to be made pursuant to Section 5.12(a) and the repurchase by the Company of 274,776 of its Ordinary Shares, there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ share capital, or any purchase, redemption or other acquisition by the Company of any of the Company’s share capital or any other securities of the Company or its Subsidiaries or any options (other than Company Share Options in the ordinary course of business consistent with past practice), warrants, calls or rights to acquire any such shares or other securities; (c) there has not been any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ share capital; (d) there has not been any change by the Company in its accounting methods, principles or practices, except as required by changes in GAAP; (e) except as set forth in Section 2.9 of the Company Disclosure Letter, there has not been any sale, license or other transfer of any material assets of the Company or its Subsidiaries other than in the ordinary course of business consistent with past practice; (f) to the Company’s Knowledge, no key employee of the Company or its Subsidiaries as of the date hereof has communicated to the Company or any of its Subsidiaries (orally, in writing or otherwise) an intent to terminate or otherwise significantly decrease his or her contribution to the Company or its Subsidiaries; and (g) except as set forth in Section 2.9 of the Company Disclosure Letter, there has not been any material Tax election made or any material Tax claim, audit or assessment settled, in each case, other than in the ordinary course of business consistent with past practice, or any Tax ruling or arrangement applied for or received by the Company on its own behalf, whether or not in connection with the Merger, or to the Knowledge of the Company, on behalf of any of its shareholders in connection with the Merger, except as explicitly contemplated in this Agreement.

        Section 2.10 Litigation. There is no suit, arbitration, action or proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate with similar suits, arbitrations, actions or proceedings, would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries that is, or which would reasonably be expected to be, individually or in the aggregate with similar judgments, decrees, injunctions, rules or orders, material to the Company and its Subsidiaries taken as a whole. Section 2.10 of the Company Disclosure Letter sets forth, as of the date of this Agreement a complete list of all suits, arbitrations, actions or proceedings to which the Company, or its Subsidiaries or any of their assets are a party.

        Section 2.11 Employee Matters and Benefit Plans.

(a) The following terms shall have the meanings set forth below:

    (i)       “Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement, other than any written or unwritten Employment Agreement, providing for compensation, bonus, severance, termination pay, deferred compensation, incentive compensation, performance awards, stock or stock-related awards, fringe benefits, welfare benefits, unemployment benefits, retirement benefits, post-retirement benefits, or other employee benefits or remuneration of any kind (including, without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA), whether written or unwritten, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Employee, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation in excess of $250,000 individually or in the aggregate including each International Employee Plan;

(ii) “Employee” means any current or former or retired employee, consultant or director of the Company or any of its Subsidiaries;

    (iii)       “Employment Agreement” means each written (or, where specified, unwritten) Contract between the Company or any of its Subsidiaries and any Employee pertaining to management, employment, severance, change in control, consulting, relocation, repatriation, expatriation, visa, work permit or any other matter;

(iv) “ERISA” means the Employee Retirement Income Security Act of 1974;

    (v)       “ERISA Affiliate” means any Subsidiary of the Company or other Person or entity under common control with the Company or any Subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code; and

    (vi)       “International Employee Plan” shall mean each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by the Company or any of its Subsidiaries, whether informally or formally, or with respect to which the Company or any of its Subsidiaries will or may have any liability in excess of $250,000 individually or in the aggregate, for the benefit of Employees who perform services outside the United States. This shall include, in Israel: manager’s insurance; other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law; disability insurance (ovdan kosher avoda) and any education fund (keren hishtalmut).

    (b)       Section 2.11(b)(i) of the Company Disclosure Letter contains an accurate and complete list, as of the date hereof, of each Company Employee Plan other than legally-mandated plans, programs and arrangements, and Section 2.11(b)(ii) of the Company Disclosure Letter contains an accurate and complete list, as of the date hereof, of all Company Employees, setting forth the level of their compensation, a copy of each Employment Agreement with an executive officer of the Company, and a copy of each form used for Employment Agreements with Company Employees who are not executive officers. The Company does not have any plan or commitment to establish, adopt or enter into any new Company Employee Plan or Employment Agreement, or to modify any Company Employee Plan or Employment Agreement (except to the extent required by Legal Requirement or to conform any such Company Employee Plan or Employment Agreement to the requirements of any applicable Legal Requirement, in each case as previously disclosed to the Parent in writing or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement. Except as set forth in Section 2.11(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is obligated to provide an Employee with any compensation or benefits pursuant to an agreement (for example, an acquisition agreement) with a former employer of such Employee.

    (c)       The Company has provided or made available to the Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan and each written Employment Agreement for an executive officer of the Company and the form of each Employment Agreement for non-executive officers of the Company including all amendments thereto and all related documents (including, in the case of share option plans, the form of all share option agreements evidencing any outstanding Company Share Options); (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan (including any International Employee Plan); (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, with respect to each Company Employee Plan; (v) all determination, opinion, notification and advisory letters, if any, from the United States Internal Revenue Service (the “IRS”); (vi) all material correspondence to or from any Governmental Entity relating to any the Company Employee Plan; (vii) the three most recent plan years’ discrimination tests for each Company Employee Plan; (viii) any Approvals held by the Company which enable it to employ foreign employees; and (ix) with respect to any Company Employee Plan intended to qualify under Section 102 of the Ordinance, all applications to and approvals received from the Israel Tax Authority and related agreements with its existing trustees.

    (d)       The Company or the applicable Subsidiary has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no Knowledge of any material default or violation by any other party to each Company Employee Plan and Employment Agreement, and each Company Employee Plan and Employment Agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable Legal Requirements, including ERISA and the Code. There are no actions, suits, arbitrations, proceedings or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against any Company Employee Plan or with respect to any Employment Agreement or against the assets of any Company Employee Plan, except for claims for benefits in the ordinary course of business consistent with past practice. Each Company Employee Plan and Employment Agreement can be amended, terminated or otherwise discontinued after the Effective Time, without material liability to the Parent, the Surviving Company or any of their respective Subsidiaries (other than ordinary administration expenses), except as provided in such Company Employee Plans or Employee Agreements or as required by Legal Requirements. There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by any Governmental Entity with respect to any Company Employee Plan. All contributions, reserves or premium payments have been timely made or accrued with respect to each Company Employee Plan.

    (e)       Neither the Company nor any of its ERISA Affiliates has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including, without limitation, any contingent liability) under any “multiemployer plan,” as defined in and subject to Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in and subject to ERISA or the Code), or any “funded welfare plan” within the meaning of and subject to Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code either (i) has timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, or (ii) still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. Except as disclosed in Section 2.11(e) of the Company Disclosure Letter, no Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

    (f)       No Company Employee Plan provides, or reflects or represents any liability to provide, benefits (including, without limitation, death or medical benefits), whether or not insured, with respect to any former or current employee, or any spouse or dependent of any such employee, beyond the employee’s retirement or other termination of employment with the Company and its Subsidiaries other than (1) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or by Israeli Legal Requirements, (2) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code, (3) disability benefits that have been fully provided for by insurance under a Company Employee Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, or (4) benefits in the nature of severance pay with respect to one or more of the employment contracts set forth on Section 2.11(b)(ii) of the Company Disclosure Letter.

    (g)       The Company and each of its Subsidiaries: (i) is not liable for any arrears of wages or penalties with respect thereto to any Employee; and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or to the Company’s Knowledge, threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy. Each current Employee who resides in the United States of America is an “at-will” employee whose employment can be terminated by the Company or the Subsidiary that employs the Employee at any time, with or without cause.

    (h)       No work stoppage or labor strike against the Company or any of its Subsidiaries is pending, or to the Company’s Knowledge, threatened or reasonably anticipated, and the Company does not know of any activities or proceedings of any labor union to organize any Employees. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of and subject to the National Labor Relations Act. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.

    (i)        With respect to any International Employee Plans, (A) each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all Legal Requirements that are applicable to such International Employee Plan, (B) all International Employee Plans that are required to be funded are fully funded, and with respect to all other International Employee Plans, adequate reserves therefor have been established on the financial statements included in the Company Filed SEC Reports, and (C) no material liability or obligation of the Company and its Subsidiaries exists with respect to such International Employee Plans, except for unfunded liabilities that as of the Effective Time will be offset by insurance or fully reserved in accordance with GAAP. Except as required by Legal Requirement, no condition exists that would prevent the Surviving Company, its Subsidiaries or the Parent from terminating or amending any International Employee Plan at any time for any reason without liability to the Surviving Company(other than ordinary administration expenses or routine claims for benefits).

    (j)       Solely with respect to Employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Subsidiary of the Company is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, nor is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to rules and regulation of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists’ Association. Neither the Company nor any Subsidiary of the Company has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees. Except as disclosed in Section 2.11(j) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has or is subject to, and no Israeli Employee of the Company or any Subsidiary of the Company benefits from, any extension order (tzavei harchava) (other than extension orders of general applicability to all Employees in Israel) or any contract or arrangement with respect to employment or termination thereof; (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in Employment Agreements or applicable Legal Requirements; (iii) except as disclosed in Section 2.11(b)(ii) of the Company Disclosure Letter there is no Contract between the Company or any Subsidiary of the Company and any of its Israeli Employees or directors that cannot be terminated by the Company or the applicable Subsidiary of the Company upon less than one month’s notice without giving rise to a claim for damages or compensation (except for statutory notice and severance pay); (iv) the Company’s or the applicable Subsidiary of the Company’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law (5723-1963) (the “Severance Pay Law”) have been satisfied or have fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements and the Company and the Subsidiaries of the Company do not use the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay; (v) except as disclosed in Section 2.11(j) of the Company Disclosure Letter, the Company has no Knowledge of any circumstance that could give rise to any valid claim by a current or former Israeli Employee for compensation on termination of employment (beyond the statutory severance pay to which Employees are entitled or other payments due upon termination of employment under Israeli Legal Requirements); (vi) all amounts that the Company or any Subsidiary of the Company is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid, and the Company and the Subsidiaries of the Company are not in default of any outstanding obligation to make any such deduction, transfer, withholding or payment; and (vii) the Company and the Subsidiaries of the Company are in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Prior Notice to the Employee Law 2002, The Notice to Employee (Terms of Employment) Law 2002, the Prevention of Sexual Harassment Law (5758-1998), and The Employment by Human Resource Contractors Law 1996. The Company and the Subsidiaries of the Company have not engaged any employees whose employment would require special Approvals, and, except as disclosed in Section 2.11(j) of the Company Disclosure Letter, there are no unwritten Company policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by law (including, by way of example but without limitation, unwritten customs concerning the payment of statutory severance pay when it is not legally required). The Company and the Subsidiaries of the Company have not engaged any consultants, sub-contractors or freelancers who, according to Israeli law, could reasonably be expected to be entitled to the rights of an employee vis a vis the Company or the applicable Subsidiary of the Company, including rights to severance pay, vacation, recuperation pay (dmei havaraa) and other employee-related statutory benefits. “Israeli Employee” shall be construed to include consultants, sales agents and other independent contractors who spend (or spent) a majority of their working time in Israel on the business of the Company or any of its Subsidiaries (each of whom shall be so identified in Section 2.11(j) of the Company Disclosure Letter) and would be deemed to be employees for purposes of Israeli labor laws. In addition, the Company has provided to the Parent: (i) a correct and complete summary of the calculations concerning the components of the Israeli Employees’ salaries, including any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension; (ii) any and all agreements with human resource contractors, or with consultants, sub-contractors or freelancers; (iii) a summary of its policies, procedures and customs regarding termination of Israeli Employees; and (iv) a summary of any dues it pays to the Histadrut Labor Organization and whether the Company or a Subsidiary of the Company participates in the expenses of any workers committee (Va’ad Ovdim).

        Section 2.12 Information Supplied. None of the information supplied by the Company for inclusion or incorporation by reference in any document submitted to the Applicable Court or the Company’s shareholders or, if applicable, creditors, in connection with obtaining the Court Approval, including the Information Statement (as defined in Section 5.2(a)) (a “Company Disclosure Document”), at the time filed (as amended or supplemented), at the time provided to such shareholders or, if applicable, creditors, or at the time of the Company Meetings (as defined in Section 5.2(a)), will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company Disclosure Documents will comply as to form in all material respects with any applicable requirements of the Companies Law and all other applicable Legal Requirements. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Parent or Merger Sub which is contained or incorporated by reference in the Company Disclosure Documents.

        Section 2.13 Restrictions on Business Activities. There is no Contract, arrangement, understanding, judgment, injunction, order or decree binding upon the Company or its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of the Surviving Company or any of its Subsidiaries, the conduct of business by the Surviving Company or any of its Subsidiaries as currently conducted by the Company and its Subsidiaries, or any acquisition of property by the Surviving Company or any of its Subsidiaries, except for generally applicable Legal Requirements.

        Section 2.14 Property. Neither the Company nor any of its Subsidiaries owns any real property. The Company and each of its Subsidiaries have good and defensible title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Liens except for Permitted Liens. This Section 2.14 does not cover intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries lease from others material real or personal property are valid and effective in accordance with their respective terms, and except as set forth in Section 2.14 of the Company Disclosure Letter there is not, under any of such leases, any existing default or event of default of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a default and in respect of which the Company or any of its Subsidiaries has not taken adequate steps to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole. All of the equipment of the Company and its Subsidiaries which is in regular use and which is material to the business of the Company and its Subsidiaries has been maintained in good operating condition and repair, reasonable wear and tear excepted, except for such failures to be in good operating condition and repair that would not, either individually or in the aggregate, reasonably be expected to materially impact the operation of the business of the Company and its Subsidiaries, taken as a whole. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any franchises, grants, permits, licenses, variances, easements, consents, certificates, exemptions, orders and approvals and other authorizations from, or filing with or notification to, the Israel Lands Administration.

        Section 2.15 Taxes.

    (a)        For purposes of this Agreement, “Tax” or, collectively, “Taxes”, means: (i) any and all United States, federal, provincial, state, local, Israeli and other foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

    (b)        (i) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, taking into account properly obtained extensions of time to file, all material United States, federal, state, local, Israeli and other foreign returns, estimates, declarations, information statements and reports, including all exhibits and schedules thereto relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects and have been completed in material accordance with applicable Legal Requirements. The Company and each of its Subsidiaries have paid all Taxes shown on such Returns that are due. Full copies of all income and franchise and other material Returns, as filed prior to the date hereof by or on behalf of the Company and its Subsidiaries for each reporting period ending on or after December 31, 2001, and any amendments thereto, have been made available to the Parent and full copies of any such filing made subsequent to the date hereof and prior to the Closing will be made available to the Parent.

    (ii)        The Company and each of its Subsidiaries (A) has paid or accrued under GAAP all material Taxes it is required to pay or accrue under applicable Legal Requirements and (B) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all material Taxes and other material deductions required to be withheld and has, within the time and in the manner required by Legal Requirements, paid such withheld amounts to the proper governmental authorities.

    (iii)        Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax deficiency outstanding, or to the Company’s Knowledge, proposed or assessed against the Company, nor has the Company nor any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any material Tax.

    (iv)        Except as disclosed in Section 2.15(b)(iv) of the Company Disclosure Letter, no audit or other examination of any Return of the Company or any of its Subsidiaries is currently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination, nor is any taxing authority (including for these purposes the Investment Center with respect to the Company’s status as an “Approved Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959) asserting, or to the Company’s Knowledge, threatening to assert, against the Company or any of its Subsidiaries any claim for material Taxes. There are no matters relating to material Taxes under discussion between any taxing authority and the Company or any of its Subsidiaries.

    (v)        No material adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries (and no claim by a taxing authority in a jurisdiction in which the Company does not file Returns that the Company or any of its Subsidiaries may be subject to taxation by such jurisdiction) has been proposed, formally or, to the Company’s Knowledge, informally, by any taxing authority to the Company or any of its Subsidiaries or, to the Company’s Knowledge, to any of the Company’s accountants, attorneys or other advisors or representatives.

    (vi)        Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes which are material to the Company and its Subsidiaries which has not been accrued for or reserved on the most recent Company balance sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the date of the Company’s most recent balance sheet in connection with the operation of the business of the Company and its Subsidiaries in the ordinary course of business consistent with past practice.

    (vii)        There is no provision of any Contract, including any provision of this Agreement that, individually or in the aggregate, could give rise to the payment of any material amount that would not be deductible by the Company or any of its Subsidiaries as an expense pursuant to Section 162(m) of the Code, to the extent applicable, nor has the Company made any material payment of any amount that would not be deductible as an expense pursuant to Section 404 of the Code, to the extent applicable.

    (viii)        Except as set forth in Section 2.15(viii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries: (A) has ever been a member of an affiliated group filing a consolidated Return, except for the affiliated group, the parent of which is the Company; (B) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and does not owe any amount under any such agreement, other than this Agreement; and (C) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, Israeli or other foreign law), as a transferee or successor, by contract or otherwise, except for liability created as a result of being a member of the affiliated group, the parent of which is the Company.

(ix) There are no material Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes.

    (x)        Except as otherwise contemplated by Section 5.5 or as set forth in Section 2.15(x) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has requested or received a ruling from any taxing authority or signed a closing or other agreement with any taxing authority. The Company has made available to the Parent accurate and complete copies of any Tax ruling applications submitted or obtained by it from the Israeli tax authorities, including with respect to Company Options.

    (xi)        Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code: (A) in the two years prior to the date of this Agreement or; (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

    (xii)        To the Company’s Knowledge, it qualifies as an “Industrial Company” according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 1969, and, to the Company’s Knowledge, the consummation of the Merger will not have any adverse effect on such qualification as an Industrial Company.

    (xiii)        Section 2.15(b)(xiii) of the Company Disclosure Letter lists each material Tax incentive, subsidy or benefit granted to or enjoyed by the Company and its Subsidiaries under the laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied with all material requirements of Israeli law to be entitled to claim such incentives, subsidies or benefits. To the Company’s Knowledge, subject to receipt of the Investment Center Approval and other Approvals required as explicitly set forth herein, consummation of the Merger will not adversely affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or require any recapture of any previously claimed incentive, subsidy or benefit and no consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Company or its Subsidiaries to any such incentive, subsidy or benefit.

    (xiv)        To the Company’s Knowledge, except for limitations under Sections 269, 382, 383 and 384 of the Code resulting from the Transactions, the consummation of the Merger will not adversely affect the Surviving Company’s ability to set off for Tax purposes in the future any and all losses accumulated by the Company as of the Closing Date.

    (xv)        Except as disclosed in Section 2.15(b)(xv) of the Company Disclosure Letter, all of the funds currently invested through Saifun (BVI) Limited can effectively be repaid or otherwise distributed to the Company without incurring any Tax or penalty as a consequence of such repayment or distribution.

    (xvi)        Except as disclosed in Section 2.15(b)(xvi)-1 of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance, in all material respects, with all transfer pricing requirements in all jurisdictions in which any of them do business. Except as disclosed in Section 2.15(b)(xvi)-2 of the Company Disclosure Letter, none of the transactions between the Company or its Subsidiaries and other related Persons (including such Subsidiaries) would reasonably be expected to be subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the Ordinance and the regulations promulgated thereunder or any Legal Requirement, and all of such transactions have been effected on an arm’s length basis. The Company has made available to Parent all material intercompany Contracts relating to transfer pricing.

    (xvii)        Except as contemplated in Section 5.5 or as disclosed in Section 2.15(b)(xvii) of the Company Disclosure Letter, neither the Company nor any Subsidiary has requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority, nor to the Company’s Knowledge has any shareholder of the Company or anyone acting on its or their behalf requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority in relation to its holdings in the Company which ruling or agreement could reasonably be expected to impose any restriction, limitation or negative consequence on the Company or would reasonably be expected to delay or negatively impact the Merger and the Transactions. The Company has made available to the Parent accurate and complete copies of any Tax ruling obtained from the Israeli Tax authorities and applications therefore, including without limitation with respect to Company Options.

    (xviii)        The Company and its shareholders are not subject to any restrictions or limitations pursuant to Part E2 of the Income Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

    (xix)        Except as set forth in Section 2.15 of the Company’s Disclosure Letter, the Company has not undertaken since January 1, 2007 any transaction which will require, to the Company’s Knowledge, special reporting in accordance with the Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning, and none of the Subsidiaries has participated in, or is currently participating in a similar transaction under any corresponding or similar Legal Requirement.

        Section 2.16 Brokers. No broker, investment banker, financial advisor or other Person, other than Lehman Brothers (“Lehman Brothers”), the fees and expenses of which will be paid by the Company pursuant to the engagement letter dated August 15, 2007 (a true and correct copy of which has been made available to the Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        Section 2.17 Intellectual Property.

(a) The following terms have the meanings set forth below:

    (i)       “Intellectual Property Rights” means any and all worldwide, common law and/or statutory rights in, arising out of, or associated with: (A) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re examinations, renewals, extensions, provisionals, continuations and continuations in part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including invention disclosures (“Patents”); (B) all inventions (whether or not patentable), improvements, technology, tools, methods (including testing and manufacturing methodology), processes, technical data, customer and supplier lists, trade secrets and other rights in know how and confidential or proprietary information, in each case excluding any rights in respect of any of the foregoing that are protected by Patents; (C) all databases, data compilations and collections and technical data; (D) all works of authorship including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, development tools, documentation, designs, files, records, schematics, copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto (“Copyrights”); (E) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architecture or topology (“Mask Works”); (F) all industrial designs and any registrations and applications therefor throughout the world; (G) all uniform resource locators, e mail addresses, web addresses and sites, and other internet addresses and domain names and applications and registrations therefore (“URLs”); all trade names, logos, trade dress, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (H) all “moral” or economic rights of authors and inventors, however denominated throughout the world; (I) any similar, corresponding or equivalent rights to any of the foregoing and (J) all instantiations of any tangible items in the foregoing in any form and embodied in any media.

    (ii)       “Company Intellectual Property” means any Intellectual Property Rights that are owned by, purported by the Company or any of its Subsidiaries to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries, including the Company Registered Intellectual Property Rights.

    (iii)       “Registered Intellectual Property Rights” means all United States, international and foreign: (A) issued Patents and pending Patent applications; (B) registered Trademarks, pending applications to register Trademarks, including intent to use applications; (C) Copyright registrations and pending applications to register Copyrights; and (D) Mask Works registrations and pending applications to register Mask Works; and (E) any other Intellectual Property Right that is the subject of a pending application filed with, or recorded by, the applicable Governmental Entity at any time.

    (b)       Section 2.17(b) of the Company Disclosure Letter lists, accurately and completely as of the date hereof, all Registered Intellectual Property Rights owned by, or filed in the name of, or applied for by the Company or any of its Subsidiaries (the “Company Registered Intellectual Property Rights”) and lists any past and current proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world, other than office actions and similar procedures in the ordinary course of patent prosecution), related to any of the Company Registered Intellectual Property Rights or the Company Intellectual Property owned by the Company or any of its Subsidiaries.

    (c)       The Company has no Knowledge of any facts or circumstances that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable. Without limiting the foregoing, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

    (d)       Each item of Company Registered Intellectual Property Rights is, to the Knowledge of the Company, valid and subsisting, and all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property Rights have been paid, and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights which are due to be filed have been filed with the relevant patent, trademark or other relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights, except as would not reasonably be expected to materially affect the Company’s or the applicable Subsidiary’s rights in such Company Registered Intellectual Property Rights. In each case in which the Company or any of its Subsidiaries has acquired ownership of any Intellectual Property Right from any Person (including third parties as well as employees and independent contractors or consultants of the Company or any of its Subsidiaries), the Company or such Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property Right without reservations or restrictions to the Company or such Subsidiary and with respect to Registered Intellectual Property Rights acquired by the Company or any of its Subsidiaries, the Company or such Subsidiary has recorded each such assignment with the relevant Governmental Entities, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. Neither the Company nor any of its Subsidiaries has claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was at the time made inaccurate in any material respect and was not corrected prior to the date hereof.

    (e)       The Company or any of its Subsidiaries’ current business does not involve development or commercialization of products or service offerings, other than as part of the Contracts listed in Section 2.17(j) of the Company Disclosure Letter.

    (f)       Except as set forth in Section 2.17(f) of the Company Disclosure Letter, all Intellectual Property Rights used or held for use in the business of the Company or any of its Subsidiaries will be, immediately following the Closing Date, fully transferable, alienable or licensable by the Surviving Company and/or the Parent to the same extent transferable, alienable or licensable by the Company as of the date hereof without payment of any kind to any third party.

    (g)       Each item of Company Intellectual Property, including any Intellectual Property Rights licensed to the Company or its Subsidiaries (to the Knowledge of the Company with respect to any non-exclusively in-licensed Intellectual Property Rights), is free and clear of any Liens (other than any Permitted Liens). The Company is the exclusive owner (or joint owner as provided in sub-section (j) below) of, or has sufficient licenses to use or otherwise commercially exploit, all Intellectual Property Rights that are used or held for use in the business of the Company or any of its Subsidiaries.

    (h)       Neither the Company nor any of its Subsidiaries has (i) transferred ownership of or granted any exclusive retention of or joint ownership (excluding jointly owned Company Intellectual Property as provided in sub-section (j) below) of any Intellectual Property Rights that is or was used or held for use in the business of the Company or any of its Subsidiaries to any other Person or (ii) knowingly or negligently permitted the rights of the Company or any of its Subsidiaries in any material Company Intellectual Property owned by any of them to lapse or enter the public domain.

    (i)       The Company Intellectual Property, together with the rights licensed by the Company or any of its Subsidiaries from the Contracts listed on Schedule 2.17(j) of the Company Disclosure Letter and any Contracts the Company enters into after the date hereof in accordance with Section 4.1 and any rights licensed by the Company or any of its Subsidiaries from any inbound “shrink-wrap,” “click-wrap” and other off-the-shelf, generally commercially-available software end user licenses, constitute all Intellectual Property Rights which are necessary to the conduct of the business of the Company and its Subsidiaries as it is currently conducted.

    (j)       Other than inbound “shrink-wrap,” “click-wrap” and other off-the-shelf, generally commercially-available software end user licenses, the Contracts listed in Section 2.17(j) of the Company Disclosure Letter constitutes all Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof with respect to any Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has placed any source code or design files owned or possessed by the Company or any of its Subsidiaries in any escrow management.

    (k)       Other than inbound “shrink-wrap,” “click-wrap” and other off-the-shelf, generally commercially-available software end user licenses or Intellectual Property Rights licensed to the Company under the Contracts listed in Section 2.17(j) of the Company Disclosure Letter, all Intellectual Property Rights used or held for use in the business of the Company or any of its Subsidiaries were created solely by: (i) employees of the Company or one or more of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned all of their rights therein without reservations or restrictions via an executed proprietary rights and confidentiality agreement with the Company or its Subsidiaries; (ii) third parties, including any independent contractors or consultants, who have validly and irrevocably assigned all of their Intellectual Property Rights therein without reservations or restrictions to the Company or one or more of its Subsidiaries or (iii) by any of the foregoing, jointly with third Persons as listed in Section 2.17(k) of the Company’s Disclosure Letter.

    (l)       To the Knowledge of the Company, the software included in any Company Intellectual Property owned by the Company or any of its Subsidiaries does not include any Publicly Available Software, in whole or in part, and no Publicly Available Software, in whole or in part, is used in the development of any part of any software included in any Company Intellectual Property owned by the Company or any of its Subsidiaries in a manner that may subject such software, or any other software used in connection therewith, in whole or in part, to all or part of any license obligations of any Publicly Available Software. “Publicly Available Software” means each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g. Linux), or pursuant to similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge. Publicly Available Software includes software licensed or distributed pursuant to any of the following licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Spansion Community Source License (SCSL), (f) the Spansion Industry Standards License (SISL), (g) the BSD License and (h) the Apache Software License.

    (m)       Except as set forth in Section 2.17(m) of the Company Disclosure Letter, no government funding, facilities of a university, college, or other educational institution or research center or funding from third parties (other than as part of the Contracts listed on Section 2.17(j) of the Company Disclosure Letter) was used by the Company or any of its Subsidiaries in the development of any Company Intellectual Property owned by the Company or any of its subsidiaries. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed any services for any government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

    (n)       Section 2.17(n) of the Company Disclosure Letter lists all specific items of Intellectual Property Rights used or held for use in the business of the Company or any of its Subsidiaries which are subject to restriction, constraint, control, supervision, or limitation imposed by the OCS or any other Governmental Entity or quasi-governmental entity. All such Intellectual Property Rights will be immediately following the Closing Date freely transferable, conveyable, and/or assignable by the Surviving Company to the same extent transferable, conveyable, and/or assignable by the Company as of the date hereof to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, or limitation whatsoever that could be imposed by the OCS or any other Governmental Entity or quasi-governmental entity, subject to obtaining any required consent of the OCS. Without limiting the foregoing, no restriction, constraint, control, supervision, or limitation whatsoever can be, or will be, imposed by the OCS or any other Governmental Entity or quasi-governmental entity on the place, method and scope of exploitation of any Intellectual Property Rights used or held for use in the business of the Company or any of its Subsidiaries, except for general restrictions imposed by the R&D Law. Neither this Agreement, the Merger nor any of the other Transactions will be subject to any restriction, constraint, control, supervision or limitation whatsoever imposed by the OCS or any other Governmental Entity or quasi-governmental entity, except for general restrictions imposed by the R&D Law.

    (o)       To the Knowledge of the Company, the operation of the business of the Company or any of its Subsidiaries, as currently conducted, is in compliance with all applicable material Legal Requirements, including any regulations related to import, export and re-export of technology or products containing technology.

    (p)       To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not, and will not when conducted by the Parent and/or Surviving Company in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction, and neither the Company nor any Subsidiary of the Company has received written notice from any Person claiming that such operation infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefor).

    (q)       Except as disclosed in Section 2.17(q) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries has brought any actions or lawsuits alleging (i) infringement of any of the Company Intellectual Property or (ii) breach of any Contract authorizing another party to use the Company Intellectual Property, and, to the Knowledge of the Company, there does not exist any facts which could likely form the basis of any such action or lawsuit. Except as set forth in Section 2.17(q) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Intellectual Property.

    (r)       To the Knowledge of the Company and except as set forth in Section 2.17(r) of the Company Disclosure Letter, no Person has asserted or threatened to assert in writing any claims against the Company or any of its Subsidiaries (i) contesting the right of Company or any of its Subsidiaries to use, exercise, sell, license, transfer or dispose of any Company Intellectual Property or any other Intellectual Property Rights used or held for use in the business of the Company or its Subsidiaries or (ii) challenging the ownership, validity or enforceability of any of the Company Intellectual Property or any other Intellectual Property Rights used or held for use in the business of the Company. No Company Intellectual Property owned by the Company or any of its Subsidiaries is subject to any pending proceeding or outstanding decree, order, judgment, or stipulation to which the Company of any of its Subsidiaries is a party that restricts in any manner the use, transfer or licensing thereof by the Company or a Subsidiary of the Company or which would reasonably be expected to adversely affect the validity, use or enforceability of such Company Intellectual Property.

    (s)       The Company and its Subsidiaries have taken commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in confidential information and trade secrets of the Company and its Subsidiaries and also that of other Persons to whom the Company or any of its Subsidiaries has confidentiality obligations. Without limiting the foregoing, the Company currently has, and enforces, a policy requiring each employee, consultant and contractor of the Company to execute a Contract containing confidentiality obligations, and all employees, consultants and contractors involved in the creation or development of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries to execute Contracts containing obligations relating to proprietary information, confidentiality and assignment substantially in one of the forms made available to the Parent. All current and former employees, consultants and contractors who were permitted, by the Company or its authorized Persons, access to trade secrets or other confidential information of the Company or any of its Subsidiaries, or are involved in the creation or development of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries have executed such Contracts.

    (t)       The consummation of the Transactions, including the Merger, will neither violate nor result in the breach, modification, cancellation, termination, suspension or acceleration of any Contracts to which the Company or its Subsidiary is a party and relating to Company Intellectual Property or any other Intellectual Property Rights used or held for use in the business of the Company or its Subsidiaries, except for any such violations, breaches, modifications, cancellations, terminations, suspensions or accelerations that individually or in the aggregate would not reasonably be expected to be material to the Surviving Company and its Subsidiaries taken as a whole. Immediately after the Closing, except as disclosed in Schedule 2.17(t) of the Company Disclosure Letter, the Surviving Company will be permitted to exercise in all material respects the rights of the Company or any of its Subsidiaries related to Company Intellectual Property or any other Intellectual Property Rights used or held for use in the business of the Company or its Subsidiaries under any Contracts related thereto to which the Company or any of its Subsidiaries is a party, to the same extent the Company or any of its Subsidiaries would have been able to had the Transactions, including the Merger, not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or its Subsidiaries would otherwise be required to pay immediately prior to the Closing.

    (u)       Neither the execution or performance of this Agreement nor the Merger nor any of the other Transactions, in and of itself, will result in: (i) the Parent or the Surviving Company granting or being obligated to grant to any third party any right to any Intellectual Property Right owned by, or licensed to, either the Parent or the Surviving Company; (ii) except as disclosed in Section 2.17(u) of the Company Disclosure Letter, either the Parent or the Surviving Company being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; or (iii) either the Parent or the Company being contractually obligated to pay any royalties or other amounts to any third party in excess of those obligated to be payable by the Company prior to the Closing Date.

        Section 2.18 Contracts.

    (a)       As of the date of this Agreement and except as set forth in Section 2.18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts:

(i) any written employment or consulting Contract;

    (ii)       any Contract whereby the Company or any of its Subsidiaries has assumed any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries), other than any Contract entered into in connection with the sale or license of Company Intellectual Property or services in the ordinary course of business consistent with past practice;

    (iii)       except as set forth in Section 2.18(a)(iii) of the Company Disclosure Letter, any Contract containing any covenant limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights) or “most favored nation” status or limiting the Company’s ability to acquire assets or securities of any third parties;

    (iv)       any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company’s Subsidiaries;

(v) any partnership, joint venture or similar Contract;

(vi) any joint marketing or development Contract;

    (vii)       any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than trade payables incurred in the ordinary course of business consistent with past practice, or any Contract under which the Company or any of its Subsidiaries acts as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation for borrowed money or other indebtedness of any Person (other than the Company or its Subsidiaries);

    (viii)       any Contract that contains any put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(ix) any material settlement agreement under which the Company has ongoing obligations;

(x) any real property lease or any lease for personal property involving payments by the Company or any of its Subsidiaries in excess of $50,000 annually (including capitalized leases);

(xi) any other Contract involving or reasonably anticipated to involve in excess of $200,000 being paid by or to the Company or any of its Subsidiaries over the term thereof;

(xii) any Contract involving or relating to a Grant; and

(xiii) any other Contract that is otherwise material to the Company and its Subsidiaries taken as a whole.

    (b)       Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to any Contract required to be disclosed in Section 2.11(b)(ii), 2.17 or 2.18 of the Company Disclosure Letter (or any Contract entered into after the date of this Agreement that would be required to be disclosed on Section 2.11(b)(ii), 2.17 or 2.18 of the Company Disclosure Letter if it were in existence as of the date hereof) (any such contract, a “Company Contract”), is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract. Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company’s Knowledge, the other parties thereto in accordance with its terms (subject to the Bankruptcy and Equity Exception), except for such failures to be legal, valid and binding or to be enforceable as would not, individually or in the aggregate with similar failures, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. The Company has made available to the Parent true and correct copies of all Company Contracts in existence as of the date of this Agreement.

        Section 2.19 Opinion of Financial Advisor. The Company has received the opinion of Lehman Brothers, dated the date of this Agreement, to the effect that, as of such date, subject to the various assumptions and qualifications set forth therein, the aggregate consideration offered to the Company’s shareholders in the Transactions is fair, from a financial point of view, to such shareholders, a signed copy of which opinion will be furnished to the Parent promptly following its receipt.

        Section 2.20 Board Approval. The board of directors of the Company has by the unanimous vote of those present (except for Dr. Eitan, who abstained on matters in which he may have a personal interest): (a) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Closing; (b) approved this Agreement, the Merger and the other Transactions; and (c) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other Transactions.

        Section 2.21 Inapplicability of Certain Statutes. Other than as set forth in the Companies Law, the Company is not, to its Knowledge, subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

        Section 2.22 Grants, Incentives and Subsidies. Section 2.22 of the Company Disclosure Letter provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company or any of its Subsidiaries, including grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, “Grants”). The Company has made available to the Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Company and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto. Section 2.22 of the Company Disclosure Letter lists, as of the date hereof: (a) all material undertakings of the Company or any of its Subsidiaries given in connection with the Grants; (b) the aggregate amount of each Grant; (c) the aggregate outstanding obligations of the Company and its Subsidiaries under each Grant with respect to royalties; (d) the outstanding amounts to be paid by OCS to the Company or its Subsidiaries under the Grants, and (e) the composition of such obligations or amount by the product or product family to which it relates. The Company and the applicable Subsidiary is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby to be fulfilled prior to the date hereof. Assuming compliance following the Closing by the Parent and the Surviving Company with any undertakings it may give with respect to the Grants that have been approved, the Company is not aware of any event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants that have been approved.

        Section 2.23 Encryption and Other Restricted Technology. The Company’s and its Subsidiaries’ business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli law, and the Company’s and its Subsidiaries’business as currently conducted does not require the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974 or other legislation regulating the development, commercialization or export of technology.

        Section 2.24 Absence of Questionable Payments. Neither the Company nor any of its Subsidiaries nor any director, officer, employee or, to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Company nor any of its Subsidiaries nor any current director, officer, employee or, to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has accepted or received any unlawful contributions, payments, gifts or expenditures. The Company is in compliance with the provisions of Section 13(b) of the Exchange Act as it is applicable to the Company.

        Section 2.25 Insider Interests. No officer or director of the Company or any of its Subsidiaries has any material interest in any material property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in or pertaining to the current business of the Company or any of its Subsidiaries.

        Section 2.26 Privacy and Data Security. The Company has provided true and correct copies of all current privacy policies adopted by the Company or its Subsidiaries in connection with their operations. Except as would not result in a material liability to the Company and its Subsidiaries, each of the Company and its Subsidiaries has (i) materially complied with all applicable Legal Requirements related to the protection, privacy and security of sensitive personal information, including the Gramm-Leach-Bliley Act, the European Union Data Protection Directive, Israel’s Protection of Privacy Act, 1981 and any similar federal, state or foreign law and other applicable laws regarding the disclosure of data, (ii) not violated its applicable privacy policies and (iii) taken commercially reasonable steps to protect and maintain the confidential nature of the personal information provided to any of the Company or its Subsidiaries in accordance with its applicable privacy policies.

        Section 2.27 Effect of Transaction.

    (a)       Except as set forth in Section 5.11 hereof, the execution of this Agreement and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events, including termination of employment) (i) constitute an event under any Company Employee Plan, Employment Agreement, trust, loan or other agreement or arrangement that will or might result in any payment (whether of severance pay, “gross-up,” or indemnity with respect to any “parachute payment” (as defined in subclause (b) below) or similar payment or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee (including with respect to any Company Share Option), or (ii) except as set forth in Section 2.27 of the Company Disclosure Letter, result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

    (b)       No payment or benefit which will or may be made by the Company or any of its Subsidiaries with respect to any Employee will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

        Section 2.28 Tax Matters. Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE 3
REPRESENTATIONS OF THE PARENT AND MERGER SUB

        The Parent and Merger Sub represent and warrant to the Company, as of the date hereof, subject to such exceptions as are disclosed in writing in a letter from the Parent to the Company, delivered by a duly authorized officer of the Parent concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any matter disclosed in the Parent Disclosure Letter shall be deemed disclosed with respect to any section of this Article 3 to which the matter relates, to the extent the relevance of such matter to such section is reasonably apparent based solely on the substance of such disclosure), as follows:

        Section 3.1 Organization and Qualification. Each of the Parent and Merger Sub is a corporation duly organized and validly existing and, where applicable, in good standing, under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and, where applicable is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent.

        Section 3.2 Capitalization. The authorized capital stock of the Parent consists of 800,000,000 shares of common stock, of which 714,999,998 shares have been designated as Class A Common Stock, par value $0.001 per share (the “Parent Common Stock”), and 1 share has been designated as Class C Common Stock, par value $0.001 per share (the “Parent Class C Common Stock”), and 50,000,000 shares of Preferred Stock, $0.001 par value per share (the “Parent Preferred Stock”). As of September 30, 2007: (i) 135,124,063 shares of Parent Common Stock were issued and outstanding; (ii) 1 share of Parent Class C Common Stock was issued and outstanding; (iii) no shares of Parent Preferred Stock were issued and outstanding, nor have any series of Parent Preferred Stock been designated or issued; (iv) no shares of Parent Common Stock, Parent Class C Common Stock or Parent Preferred Stock were held in treasury by the Parent or by Subsidiaries of the Parent; (v) 1 share of Parent Common Stock was reserved for issuance upon conversion of the Parent Class C Common Stock; (vi) 14,444,273 shares of Parent Common Stock were reserved for issuance under the Parent’s 2007 Equity Incentive Plan and 2005 Equity Incentive Plan, of which 3,694,154 were subject to outstanding options to purchase shares of Parent Common Stock and 3,453,707 shares of Parent Common Stock were issued as restricted stock units, and 7,171,283 shares of Parent Common Stock were available for future options and restricted stock unit grants, and 125,129 shares of Parent Common Stock were reserved but currently not available for future options and restricted stock unit grants; (vii) 2,250,000 shares of Parent Common Stock were reserved for issuance under the Parent’s 2005 Employee Stock Purchase Plan, which has not been enacted; and (viii) 11,749,748 shares of Parent Common Stock were reserved for issuance upon exchange of the 2.25% Exchangeable Senior Subordinated Debentures due 2016 issued by a Subsidiary of the Parent (the “Parent Notes”). Other than the Parent Class C Common Stock and the Parent Notes, no bonds, debentures, notes or other indebtedness of the Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Parent may vote are issued or outstanding or subject to issuance. All outstanding shares of capital stock of the Parent have been duly authorized and are validly issued and fully paid and nonassessable and not subject to preemptive rights. All shares of capital stock of the Parent subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be validly issued, fully paid and nonassessable. As of the date hereof, except as disclosed in the Parent Filed SEC Reports, there are no commitments or agreements of any character to which the Parent is a party or by which it is bound obligating the Parent to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of the Parent. Except as set forth in this Section 3.2, as of the date hereof, there are no shares of capital stock or other securities of the Parent outstanding, and no subscriptions, options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Parent or any of its Subsidiaries is a party or by which it is bound, obligating the Parent to issue, deliver or sell, or cause to be issued, delivered or sold any shares of capital stock of the Parent or obligating the Parent or any of its Subsidiaries to enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

        Section 3.3 Authority. Each of the Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Parent and by Merger Sub and the performance by each of the Parent and Merger Sub of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Parent and Merger Sub. No other corporate proceedings on the part of the Parent or Merger Sub and no vote by the Parent’s stockholders are necessary to authorize this Agreement or for each of the Parent and Merger Sub to perform its obligations hereunder or to consummate the Transactions, including the issuance of Parent Common Stock in the Merger. This Agreement has been duly and validly executed and delivered by the Parent and by Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal and binding obligation of the Parent and of Merger Sub, enforceable against the Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent (as the sole shareholder of Merger Sub) has approved this Agreement, the Merger and the other Transactions.

        Section 3.4 No Conflict; Required Filings and Consents.

    (a)       The execution and delivery of this Agreement by the Parent and Merger Sub do not, and the performance of this Agreement by the Parent and Merger Sub and the consummation of the Transactions by the Parent and the Merger Sub will not: (i) conflict with or violate the Parent’s certificate of incorporation or bylaws or Merger Sub’s Articles of Association; (ii) subject to compliance with the requirements set forth in Section 3.4(b), conflict with or violate any Legal Requirement applicable to the Parent or any of its Subsidiaries or by which any of their respective properties is bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Parent’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Parent or any of its Subsidiaries pursuant to, any Contract to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries or any of their respective properties are bound or affected, except in the case of clause (ii) and (iii), any such conflicts, violations, defaults, alterations, rights, losses or Liens that individually or in the aggregate would not reasonably be expected to (x) be material to the Parent and its Subsidiaries taken as a whole, (y) impair in any material respect the ability of the Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

    (b)       The execution and delivery of this Agreement by the Parent and Merger Sub do not, and the performance of this Agreement by the Parent and Merger Sub will not, require any Approval with respect to the Parent and Merger Sub except: (i) for: (A) compliance with applicable requirements of the Securities Act, the Exchange Act and Blue Sky Laws; (B) compliance with the pre merger notification requirements of non-United States Governmental Entities; (C) compliance with the rules and regulations of Nasdaq; and (D) obtaining the Court Approval; and (ii) where the failure to obtain such consents, Approvals, or to make such filings or notifications, individually or in the aggregate with similar failures would not reasonably be expected to (x) be material to the Parent and its Subsidiaries taken as a whole, (y) impair in any material respect the ability of the Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Transactions.

        Section 3.5 Issuance of Parent Common Stock. When issued in accordance with the terms of this Agreement, the shares of Parent Common Stock to be issued pursuant to Section 1.3(b) to the holders of Company Shares will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

        Section 3.6 Compliance with Laws. Neither the Parent nor any of its Subsidiaries is in default or violation of any Legal Requirement (including Environmental Laws and the Foreign Corrupt Practices Act of 1977) applicable to the Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any defaults or violations that (individually or in the aggregate) would not cause the Parent or any of its Subsidiaries to lose any benefit or incur any liability that is, in each case, material to the Parent and its Subsidiaries taken as a whole. As of the date hereof, except as disclosed in Parent’s 10-Q for the fiscal quarter ended July 1, 2007, no action, demand or investigation (formal or informal) by any Governmental Entity, in each case with respect to the Parent or any of its Subsidiaries or any of their respective properties, is pending or, to the Parent’s Knowledge, threatened, other than, in each case, those which if adversely determined, individually or in the aggregate, would not reasonably be expected to (i) be material to the Parent and its Subsidiaries taken as a whole, (ii) impair in any material respect the ability of the Parent or Merger Sub to perform its obligations under this Agreement, or (iii) prevent or materially delay the consummation of any of the Transactions.

        Section 3.7 SEC Filings; Financial Statements; Internal Controls.

    (a)       The Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 15, 2005 (the “Applicable Parent Date”) (the forms, statements, reports and documents filed with or furnished to the SEC from the Applicable Parent Date to the date of this Agreement, the “Parent Filed SEC Reports”). Each of the Parent Filed SEC Reports, at its effective date (in case of registration statement filed pursuant to the Securities Act), or at the time of its filing or being furnished (in the case of other Parent Filed SEC Reports), or after an amendment was filed prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Parent Filed SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

    (b)       The Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Parent nor any of its “affiliates” (as defined in Rule 405 under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Parent or any of its Subsidiaries.

    (c)       The Parent maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Parent is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Parent’s filings with the SEC and other public disclosure documents. The Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Parent’s management has disclosed to the Parent’s auditors and the audit committee of the Parent’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Parent’s ability to record, process, summarize and report financial information and has identified for the Parent’s auditors and audit committee of the Parent’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal control over financial reporting. Between the Applicable Parent Date and the date of this Agreement, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from the Parent employees regarding questionable accounting or auditing matters, have been received by the Parent. The Parent has made available to the Company a summary of all such material complaints or concerns relating to other matters made since the Applicable Parent Date through the Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of law by the Parent or any of its Subsidiaries or any of their respective employees. Between the Applicable Parent Date and the date of this Agreement, no attorney representing the Parent or any of its Subsidiaries, whether or not employed by the Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Parent, any Subsidiary of the Parent or any of their respective officers, directors, employees or agents to the Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

    (d)       The consolidated financial statements of the Parent (including any related notes thereto) included or incorporated by reference in the Parent Filed SEC Reports (as the same may have been restated or otherwise amended in a subsequent Parent Filed SEC Report) comply as to form, as of their respective dates of filing with the SEC (or, in the case of amended or restated filings, as of the date of the latest amendment or restatement was filed with or furnished to the SEC), in all material respects with the Accounting Rules, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of any interim statements, to normal year-end adjustments and to any other adjustments described therein including the notes thereto)).

    (e)       The Parent has previously furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed, with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Parent with the SEC pursuant to the Securities Act or the Exchange Act.

        Section 3.8 Litigation. As of the date hereof, except as disclosed in Parent’s 10-Q for the fiscal quarter ended July 1, 2007, there is no suit, arbitration, action or proceeding pending, or to the Parent’s Knowledge, threatened against or affecting the Parent or any of its Subsidiaries that, individually or in the aggregate with similar suits, arbitrations, actions or proceedings, would reasonably be expected to be material to the Parent and its Subsidiaries taken as a whole, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any of its Subsidiaries that is, or which would reasonably be expected to be, individually or in the aggregate with any similar judgments, decrees, injunctions, rules or orders, material to the Parent and its Subsidiaries taken as a whole.

        Section 3.9 Information Supplied. None of the information supplied or to be supplied by the Parent or Merger Sub for inclusion or incorporation by reference in any Company Disclosure Document, at the time filed at, the time provided to the Company’s shareholders or, if applicable, creditors, or at the time of the Company Meetings, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading. Notwithstanding the foregoing, neither the Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company which is contained or incorporated by reference in the Company Disclosure Documents.

        Section 3.10 Merger Sub Board Approval. The Merger Sub board of directors has unanimously: (a) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Closing; (b) approved this Agreement, the Merger and the other Transactions; and (c) determined to recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other Transactions.

        Section 3.11 Absence of Material Adverse Effect. Between December 31, 2006 and the date of this Agreement, there has not been any Material Adverse Effect on the Parent.

        Section 3.12 Tax Matters. Neither the Parent nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. It is the intention of Parent and its Subsidiaries to continue at least one significant historic business line of the Company and its Subsidiaries, taken together, or to use at least a significant portion of their business assets, taken together, in a business, in each case within the meaning of Section 1.368-1(d) of the United States Income Tax Regulations.

        Section 3.13 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has incurred no material liabilities, and has conducted its operations only as contemplated hereby. The Parent indirectly owns, beneficially and of record, all of the issued and outstanding shares of Merger Sub.

ARTICLE 4
CONDUCT PRIOR TO THE EFFECTIVE TIME

        Section 4.1 Conduct of Business by the Company. Except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements, as set forth in Section 4.1 of the Company Disclosure Letter or as consented to in writing by the Parent (which consent or denial of such request for consent shall not be unreasonably delayed), during the period from the date of this Agreement to the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article 7, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice and in compliance in all material respects with all applicable Legal Requirements, pay its material debts and Taxes when due (subject to good faith disputes over such debts or Taxes), pay or perform other material obligations when due, and, to the extent consistent therewith, use commercially reasonable efforts to (x) preserve intact their current business organizations, (y) keep available the services of their current officers and key employees and (z) preserve their relationships with those Persons having business dealings with them, in each case to the end that their goodwill and ongoing businesses shall not be impaired in any material respect.

        Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article 7, except as otherwise expressly contemplated by this Agreement, as set forth on Section 4.1 of the Company Disclosure Letter, as required by applicable Legal Requirements, or as consented to in writing by the Parent (which consent or denial of such request for consent shall not be unreasonably delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

    (a)       Waive any stock repurchase rights, accelerate, (other than in accordance with written agreements outstanding on the date hereof and disclosed on Section 2.3 or 2.11(b) of the Company Disclosure Letter), amend or change the period of exercisability of any Company Share Option, reprice any Company Share Option or authorize cash payments in exchange for any Company Share Option, or allow any new offering period to begin under the ESPP;

    (b)       (i) Grant any severance or termination pay to any officer, employee or consultant, except pursuant to written Employment Agreements existing, or written policies existing, on the date hereof and included in Section 2.11(b)(ii) of the Company Disclosure Letter, or as required by applicable Legal Requirements; or (ii) adopt any new severance plan, agreement, custom, policy or arrangement or amend or modify or alter in any manner any severance plan, agreement, custom, policy or arrangement existing on the date hereof, or (iii) grant any equity based compensation, whether payable in cash or shares, including any Company Share Options, except (x) pursuant to written Employment Agreements existing on the date hereof and included in Section 2.11(b)(ii) of the Company Disclosure Letter; and (y) the issuance of Company Shares upon exercise of vested Company Share Options and as permitted pursuant to Section 4.1(f);

    (c)       Transfer or license to any third Person or otherwise extend, amend or modify in any material respect any rights of any third Person to Company Intellectual Property, including Company Registered Intellectual Property Rights or any other Intellectual Property Rights that are used or held for use in the business of the Company, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business consistent with past practices; provided that any such non-exclusive license providing for aggregate committed or reasonably expected consideration in excess of $500,000 over the term of such license shall require prior written notice to the Parent and provided, further, that in no event, despite the Company’s past practices, shall the Company or any Subsidiary of the Company: (i) license on an exclusive basis or sell or otherwise transfer (including any joint ownership interests), or offer to so exclusively license or sell (or otherwise transfer (including any joint ownership interests), any Company Intellectual Property or any other Intellectual Property Rights that are used or held for use in the business of the Company, including Company Registered Intellectual Property; or (ii) enter into any agreement limiting the right of the Surviving Company or any of its Subsidiaries to engage in any line of business or to compete with any Person; (iii) grant “most favored nation” status or similar preferential terms to any Person; (iv) enter into any agreement or arrangement limiting the right of the Surviving Company or any of its Subsidiaries to use, sell, license, assign, transfer, convey, dispose of, or otherwise commercially exploit or enforce (including any non-asserts) the Company Intellectual Property or any other Intellectual Property Rights that are used or held for use in the business of the Company, including without limitation Company Registered Intellectual Property; or (v) enter into any agreement or arrangement containing any provision requiring or purporting to require the Parent to grant to any third party any right to any Intellectual Property Right owned by, or licensed to, the Parent.

    (d)       Except for the Cash Distribution to be made pursuant to Section 5.12(a), declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital (other than to the Company or any wholly-owned subsidiary of the Company) or split, combine or reclassify any shares of capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital;

    (e)       Purchase, redeem or otherwise acquire, directly or indirectly, any share capital of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares, except in connection with (i) withholding to satisfy tax obligations with respect to Company Share Options, (ii) acquisitions without the payment of any consideration in connection with the forfeiture of equity awards or (iii) acquisitions in connection with the cashless exercise of Company Share Options, in each case subject to applicable Legal Requirements;

    (f)       Issue, deliver, sell, authorize, pledge or otherwise encumber (or propose any of the foregoing with respect to) any share capital or any securities convertible into or exercisable or exchangeable for share capital, or subscriptions, rights, warrants or options to acquire any share capital or any securities convertible into share capital, or enter into other Contracts of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and sale of Company Shares pursuant to the exercise of Company Share Options outstanding as of the date of this Agreement;

(g) Cause or permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

    (h)       Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire all or substantially all of the assets of any of the foregoing, enter into any joint ventures, strategic partnerships or similar alliances or form or agree to form any Subsidiaries;

    (i)       (i) Sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets or any interest therein (other than through licensing permitted by clause (c)), other than the sale, lease or disposition of property or assets which are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole in the ordinary course of business consistent with past practice; (ii) modify, amend or terminate any existing Contract affecting the use, possession or operation of any properties or assets, other than the modification, amendment or termination of Contracts affecting the use, possession or operation of property or assets which are not material, individually or in the aggregate, to the business of the Company and its Subsidiaries taken as a whole; or (iii)  grant or otherwise create or consent to the creation of any Lien, other than Permitted Liens, affecting any owned or leased real property or any part thereof;

    (j)       (i) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice; or (ii) make any loans, advances or capital contributions to any Person (other than the Company or any of its Subsidiaries), except deposits, prepayments and other credits to suppliers or accounts receivable, prepaid royalties or notes receivable from customers, in each case made in the ordinary course of business consistent with past practice;

    (k)       (i) Adopt or amend any Employment Agreement or Company Employee Plan, except as may be required by applicable Legal Requirements; or enter into any employment Contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” except as may be required by Legal Requirements, and who are not officers of the Company or any Subsidiary of the Company); (ii) commit to or agree to pay or pay any special bonus or special remuneration to any director or employee except, in each case, as may be required by any existing employee benefit plan, policy, arrangement, program or Contract disclosed in Section 2.11(b) of the Company Disclosure Letter; (iii) commit to increase or increase the salaries or wage rates or benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants except, in each case, as may be required by applicable Legal Requirements or by any existing employee benefit plan, policy, arrangement, program or Contract disclosed on Section 2.11(b) of the Company Disclosure Letter, or change or break with any material past customs or unwritten policies of the Company with respect to benefits not required by law with respect to its employees, including by way of example only, payment of severance pay in Israel under circumstances in which it is not legally required; (iv) take any action to accelerate the vesting or payment, or fund or any other way secure payment of compensation or benefits under any Company Employee Plans, to the extent not already provided in such plans disclosed on Section 2.11(b) of the Company Disclosure Letter; (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vi) forgive any loans to any of its directors, officers or employees;

    (l)       (i) Pay, discharge, or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms in existence as of the date hereof; (ii) waive the benefits of, agree to modify in any material manner, terminate, release any Person from or knowingly fail to enforce any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party or of which the Company or any of its Subsidiaries is a beneficiary; or (iii) settle any litigation (whether or not commenced prior to the date of this Agreement) other than a settlement reimbursable from insurance or calling solely for a cash payment in an aggregate amount less than $100,000 and in any case including a full release of the Company and its affiliates, as applicable;

(m) Modify or amend, or terminate, any material Company Contract, or waive, release or assign any material rights or claims thereunder;

    (n)       Revalue any of its assets (including writing down the value of capitalized inventory or writing off notes or accounts receivable) or make any change in accounting methods, principles or practices except (i) as required by GAAP or by any Governmental Entity or the Financial Accounting Standards Board (or similar organization), or (ii) as required by change in applicable Legal Requirements;

    (o)       (i) Hire any employee at or above the director level; (ii) increase the net number of employees of the Company and its Subsidiaries (taken as a whole by more than 15 engineering or marketing employees or by more than 3 non-engineering or marketing employees; or (iii) intentionally cause or encourage more than a 2% reduction or intention to terminate employment in its engineering and/or marketing departments;

    (p)       Other than (i) fees and expenses payable to Lehman Brothers pursuant to the engagement letter referred to in Section 2.16 and (ii) fees and expenses payable to legal, accounting and other professional service advisors on the terms disclosed in Section 4.1(p) of the Company Disclosure Letter, make any individual or series of related payments outside of the ordinary course of business (including payments to legal, accounting or other professional service advisors) in excess of $200,000 in the aggregate;

    (q)       Enter into any new Contract or series of related Contracts (other than any extension or renewal of any existing Contract on substantially similar terms as the Contract being extended or renewed) requiring the Company or any of its Subsidiaries to pay in excess of $50,000 over the term of such Contract or series of related Contracts or any other Contract that would otherwise be material to the Company, except as otherwise permitted by any of the other paragraphs of this Section 4.1 or as contemplated (both as to timing and amount) by the general expense expenditure budget referred to in Section 4.1(q) of the Company Disclosure Letter;

    (r)       Make any material Tax election inconsistent with existing Tax elections, agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any material Tax ruling or any Tax ruling related to or which could reasonably be expected to delay the Transactions (or assist any shareholder doing so) other than the Israeli Tax Rulings;

(s) apply for or receive any Grant;

(t) make any capital expenditures except as contemplated (both as to timing and amount) by the capital expenditure budgets referred to in Section 4.1(t) of the Company Disclosure Letter; or

(u) Commit or agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (t).

        Section 4.2 Conduct of Business by the Parent. During the period from the date of this Agreement to the Effective Time or termination of this Agreement pursuant to Article 7, except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements or as consented to in writing by the Company (which consent or denial of such request for consent) shall not be unreasonably delayed), the Parent shall not, and shall not permit any of its Subsidiaries to:

    (i)        Declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any shares of capital stock (other than to the Parent or a wholly owned Subsidiary of the Parent), or redeem, repurchase or acquire any shares of capital stock;

(ii) Be party to any (or adopt a plan or agreement of) complete or partial liquidation, dissolution or similar transaction involving the Parent;

    (iii)        Acquire or agree to acquire, by merging, purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, licenses or rights (other than the acquisition of inventory in the ordinary course of business consistent with past practice), if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to materially delay the consummation of the Transactions;

(iv) Permit Merger Sub to conduct any business or undertake any activities except as required to perform its obligations hereunder; or

(v) Commit or agree in writing or otherwise to take any of the actions described in Section 4.2(i) through (v).

        Section 4.3 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give the Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of the Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE 5
ADDITIONAL AGREEMENTS

        Section 5.1 Government Filings.

    (a)       The Company shall cause all documents (including any financial statements included or incorporated therein) it files or furnishes from the date of this Agreement to the Effective Time with the SEC pursuant to the Exchange Act to (i) comply in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Company shall cause all financial statements included in such filings to comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable Accounting Rules, to be prepared in accordance with GAAP (except, in the case of unaudited statements, for the absence of footnotes) applied on a consistent basis (except as may be indicated in the notes thereto) and to fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring non-material year-end audit adjustments). The Parent shall cause all documents (including any financial statements included or incorporated therein) it files or furnishes from the date of this Agreement to the Effective Time with the SEC pursuant to the Exchange Act to (i) comply in all material respects as to form with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Parent shall cause all financial statements included in such filings to comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable Accounting Rules, to be prepared in accordance with GAAP (except, in the case of unaudited statements, for the absence of footnotes) applied on a consistent basis (except as may be indicated in the notes thereto) and to fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring non-material year-end audit adjustments).

    (b)       The Parent and the Company intend that the Parent Common Stock to be issued pursuant to this Agreement in connection with the Merger will be securities exempt from registration under the Securities Act by reason of Section 3(a)(10) thereof in reliance on the Court Approval. The parties acknowledge that the effect of such exemption is that (i) shares of Parent Common Stock issued to Persons who are not “affiliates” of the Parent or the Company for purposes of Rule 145 under the Securities Act are not subject to restrictions on resale arising under U.S. Securities laws and (ii) shares of Parent Common Stock issued to Persons who are “affiliates” of the Parent or the Company for purposes of Rule 145 under the Securities Act may be resold pursuant to Rule 145 under the Securities Act.

    (c)       As promptly as practicable after the date of this Agreement, each of the Company and the Parent shall prepare and file any other filings required to be filed by it under the Exchange Act or any other federal, foreign or related Legal Requirements relating to the Merger and the other Transactions (the “Other Filings”). Each of the Company and the Parent shall notify the other promptly upon the receipt of any comments or other communication from any government officials and of any request by any government officials for amendments or supplements to any Other Filing, or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and any government officials, on the other hand, with respect to any Other Filing. All filings by the Company in connection with the Transactions, including the Company Disclosure Documents, and any amendment or supplement thereto, and all Other Filings, shall be subject to the prior review of the Parent. Each of the Company and the Parent shall cause all documents that it is responsible for filing with the SEC or other Governmental Entities under this Section 5.1(c) to comply as to form and substance in all material respects with applicable Legal Requirements, including, as applicable, (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of Nasdaq, and (iv) the requirements of the Companies Law and the Israeli Securities Law, 1968. Whenever any event occurs which is required to be set forth in an amendment or supplement to any Other Filing, the Company or the Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with any government officials, and/or mailing to the shareholders or, if applicable, creditors, of the Company, such amendment or supplement.

    (d)       The Company Disclosure Documents shall include: (i) the recommendation of the board of directors of the Company to the Company’s shareholders that they vote in favor of approval of this Agreement, the Merger and the other Transactions, subject to the right of the board of directors of the Company to withdraw, amend, modify or change its recommendation in favor of this Agreement, the Merger and the other Transactions in compliance with Section 5.2(e); and (ii) the opinion of Lehman Brothers referred to in Section 2.19.

        Section 5.2 Court Approval.

    (a)       As promptly as practicable after the execution and delivery of this Agreement and in accordance with Sections 350 and 351 of the Companies Law, the Company shall submit to the district court of Tel Aviv-Jaffa (the “Applicable Court”) a first motion to convene, in the manner set forth in the Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Companies Law (the “Arrangement Regulations”) and as shall be ordered by the Applicable Court, shareholders and, if required by the Applicable Court, creditors meetings (the “Company Meetings”) for the approval of the terms and conditions of an arrangement between the Company and its shareholders and/or creditors, including this Agreement, the Merger, the Cash Distribution and the other Transactions, (the “Merger Proposal”) by a majority in number representing at least 75% of the votes cast in the Company Meetings, (i) which majority shall include, for the purpose of approving any issues which may be considered to be an interested party transaction in accordance with Section 270(4) of the Companies Law, the affirmative votes of at least one third (1/3) of the shares represented at the Company Meetings held by Persons who are not affiliated with any controlling shareholder of the Company as defined in Section 268 of the Companies Law (the “Non-Controlling Shares”), without taking into account any abstaining participants or (ii) that the total number of Non-Controlling Shares voted against the Merger Proposal does not exceed 1% of the aggregate voting rights in the Company (the “Section 350 Vote”). In such motion the Company will inform the Applicable Court that upon the approval of the Merger Proposal by the requisite majority at the Company Meetings, and subsequently by the Applicable Court, such court approval would be relied upon by the Parent as an approval of the Merger Proposal for the purpose of qualifying the issuance of Parent Common Stock hereunder for the Section 3(a)(10) exemption from the registration requirements of the Securities Act. As part of the notice of the Company Meetings, the Company will deliver to each of its shareholders and, if required by the Applicable Court, creditors a notice of the meetings, the order of the court to convene the meetings, the application for the approval of the proposed Merger Proposal submitted to the court, a power of attorney to attend the meetings in accordance with the Companies Law and a proxy card for the vote (the “Information Statement”). The Information Statement will include a description of the rights of a shareholder or a creditor, as applicable, to object to the Merger Proposal, information on the hearing scheduled before the Applicable Court and any position of the Company’s board of directors with respect to the advisability of the Merger, which shall comply with Section 5.1 and Section 5.2. The Parent agrees to provide the Company for inclusion in the Information Statement information with respect to itself and its Subsidiaries consistent in scope and detail as would be required to be contained in a registration statement under the Securities Act. Following the approval of the Merger Proposal by the shareholders and, if applicable, the creditors as set forth above, the Company will submit to the Applicable Court a second motion for (i) the approval of the arrangement and the Merger Proposal and the order of all actions to be taken in accordance with the Merger Proposal; and (ii) to hold a hearing on the fairness of the Merger Proposal regardless of whether or not any objections to the Merger Proposal are raised (these approvals when obtained shall be collectively referred to as the “Court Approval”).

    (b)       Each of the Company and the Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the Merger Proposal and all documents filed with respect to the Court Approval. In addition, each of the Company and the Parent shall at all times comply with all the procedures detailed in the Companies Law and the Arrangement Regulations and shall make all necessary actions in order to minimize the term of such procedures.

    (c)       Subject to the terms of Section 5.2(d) and Section 5.7, the Company shall use commercially reasonable efforts to solicit from its shareholders and, if applicable, creditors, proxies in favor of the approval of the Merger Proposal. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Meetings in compliance with all applicable Legal Requirements, including the Companies Law, the Company Charter Documents, and the rules of Nasdaq, as applicable. The Company may adjourn or postpone the Company Meetings: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Company Disclosure Documents to the Company’s shareholders or, if applicable, creditors, in advance of a vote on the Merger Proposal; or (ii) if, as of the time for which the Company Meetings are originally scheduled (as set forth in the Company Disclosure Documents), there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meetings; or (iii) pursuant to the order or stipulation of the Applicable Court or as a result of an order or stipulation of the Applicable Court that requires a vote of a class of shareholders other than the holders of Company Shares or a class of creditors other than the classes contemplated by the Company in the Merger Proposal. The Company’s obligation to call, give notice of, convene and hold the Company Meetings in accordance with this Section 5.2(c) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal (as defined in Section 5.7(a)) or by any withdrawal, amendment, modification or change of the recommendation of the board of directors of the Company in favor of the approval of the Merger Proposal.

    (d)       Unless the board of directors of the Company shall have withdrawn, amended, modified or changed its recommendation in favor of the Merger Proposal in compliance with Section 5.2(e): (i) the board of directors of the Company shall recommend that the Company’s shareholders vote in favor of and approve the Merger Proposal at the Company Meetings; (ii) the Company Disclosure Documents shall include a statement to the effect that the board of directors of the Company has recommended that the Company’s shareholders vote in favor of and approve the Merger Proposal at the Company Meetings; and (iii) neither the board of directors of the Company nor any committee thereof shall withhold, amend, modify, change or resolve or publicly propose to withhold, withdraw, amend, modify or change, in each case in a manner adverse to the Parent, the recommendation of the board of directors of the Company that the Company’s shareholders vote in favor of and approve the Merger Proposal.

    (e)       Nothing in this Agreement shall prevent the board of directors of the Company from withdrawing, amending, modifying or changing its recommendation in favor of the approval of the Merger Proposal if: (i) a Superior Proposal (as defined in Section 5.7(a)) is made to the Company and is not withdrawn; (ii) neither the Company nor any of its representatives shall have violated the terms of Section 5.7 other than immaterial violations not related to the relevant Acquisition Proposal and the Company is not then in material breach of this Agreement; (iii) the board of directors of the Company concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withdrawal, amendment, modification or changing of such recommendation is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements (which, for purposes of this Section 5.2(e)(iii), shall be deemed to consist of Israeli Legal Requirements and in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the board of directors of the Company may also consider Delaware Legal Requirements); and (iv) the Merger Proposal has not yet been approved by the Company’s shareholders or, if applicable, creditors, at the Company Meetings.

        Section 5.3 Merger Sub General Meeting. Merger Sub shall hold its general meeting no later than the date of the Company Meetings, and the Parent (as the sole shareholder of Merger Sub) shall approve this Agreement, the Merger and the other Transactions at such general meeting. In addition, Merger Sub and the Parent shall take all reasonable necessary actions to facilitate the Merger and the other Transactions as shall be required by the Applicable Court.

        Section 5.4 Israeli Approvals.

    (a)       Each party to this Agreement shall use its reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

    (i)       as promptly as practicable after the date of this Agreement, the Company and the Parent shall prepare and file any notifications required under the Israeli Restrictive Trade Practices Law in connection with the Merger;

    (ii)       the Company and the Parent shall respond as promptly as practicable to any inquiries or requests received from the Commissioner of Israeli Restrictive Trade Practices for additional information or documentation; and

    (iii)       the Company and the Parent shall use their reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, the OCS Approval, the Investment Center Approval, and any other consents and Approvals that may be required pursuant to Israeli Legal Requirements in connection with the Merger. In this connection the Parent shall provide to the OCS and the Investment Center any information, and shall execute any undertakings, customarily requested by such authorities as a condition to the OCS Approval or Investment Center Approval (including if requested, the standard undertaking with respect to the observance by the Parent, as shareholder of the Company or the Surviving Company, of the requirements of The Encouragement of Research and Development in Industry Law, 5744-1984 of the State of Israel (together with the regulations promulgated thereunder, the “R&D Law”).

    (b)       Each party to this Agreement shall: (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such legal proceeding; and (iii) promptly inform the other parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the OCS, the Investment Center, the Israeli Securities Authority, the Israeli Tax Authority, the Companies Registrar or any other Israeli Governmental Entity regarding the Transactions. The parties to this Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger pursuant to a joint defense agreement separately agreed to. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at or participate in each meeting, conference or substantive telephone conversation relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

    (c)       As soon as reasonably practicable after the execution of this Agreement, the Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law, 5728-1968 concerning the publication of a prospectus in respect of the exchange of Company Options for the Assumed Options, pursuant to Section 15D of the Securities Law of Israel. The Company shall cooperate with the Parent in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such exemption.

        Section 5.5 Tax Matters.

    (a)       As soon as reasonably practicable after the date hereof, the Company and the Parent shall cause their respective Israeli counsel and accountants to prepare and file with the Israeli Income Tax Commissioner applications for four rulings:

    (i)       one ruling confirming that the conversion or assumption by the Parent of Company Share Options into options (the “Assumed Options”) to purchase shares of Parent Common Stock, in respect of Company Share Options subject to Sections 3(i) or Section 102 of the Ordinance, will not result in an immediate taxable event for the person holding such Company Share Options and, with respect to Company Share Options subject to Section 102 of the Ordinance, will not affect the original length of the holding period required with respect to such Company Share Options, which ruling may be subject to such terms regularly associated with such rulings (the “Israeli Option Tax Ruling”);

    (ii)       a second ruling confirming that the obligation of any Israeli shareholder consenting to such ruling to pay capital gains tax on the exchange of the Company Shares for Parent Common Stock will qualify for deferral in accordance with the provisions of Section 104H of the Ordinance and the terms and conditions customary to such rulings (the “104H Ruling”);

    (iii)       a third ruling (the “Israeli Withholding Tax Ruling”) that either (x) exempts the Parent, the Exchange Agent and the Surviving Company from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, whether pursuant to Section 104H of the Ordinance or otherwise, or clarifies that no such obligation exists, or (y) clearly instructs the Parent, the Exchange Agent or the Surviving Company how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares or Company Share Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and

    (iv)       a fourth ruling (the “Cash Distribution Tax Ruling”, and together with the 104H Ruling, the Israeli Option Tax Ruling and the Israeli Withholding Tax Ruling, the “Israeli Tax Rulings”) confirming that the distribution of funds transferred from Saifun (BVI) Limited to the Company to the holders of Company Shares will either (x) not be subject to Israeli withholding requirements or (y) be subject to Israeli withholding requirements as will be set out in the Cash Distribution Tax Ruling.

    (b)       Each of the Company and the Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications for the Israeli Tax Rulings and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. The Company, its representatives and advisors shall not make any application to, or conduct any negotiation with, the Israeli Tax authorities with respect to any matter relating to the subject matter of the Israeli Tax Rulings without prior coordination with the Parent, and will enable the Parent’s representatives and advisors to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representatives and advisors elect not to participate in any meeting or discussion, the Company’s representatives and advisors shall provide a prompt and full report of the discussions held. In any event, the final text of the Israeli Tax Rulings shall in all circumstances be subject to the prior written consent of the Parent, not to be unreasonably withheld or delayed, it being understood that the Parent may withhold such consent if any Israeli Tax Ruling imposes restrictions or limitations upon the Parent or the Company and/or fails to fully address the matters described in subsections 5.5(a)(i), 5.5(a)(iii) and 5.5(a)(iv) above to the reasonable satisfaction of the Parent.

    (c)       Subject to the terms and conditions hereof, the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Tax Rulings, as promptly as practicable.

    (d)       Each of the Company and the Parent shall cause all documents that it is responsible for filing with any Governmental Entity under Sections 5.4 and 5.5 to comply as to form and substance in all material respects with the applicable Legal Requirements. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, the Company or the Parent, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Government Entity, such amendment or supplement.

        Section 5.6 Confidentiality; Access to Information.

    (a)       The parties acknowledge that the Parent and the Company have previously executed a Mutual Non-Disclosure Agreement, dated as of June 28, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and shall apply to any information obtained pursuant to Section 5.6(b). Without limiting the generality of the foregoing, the Parent, Merger Sub and the Company shall not, and shall each use their respective reasonable best efforts to cause its representatives not to, use information obtained pursuant to this Section 5.6 for any purpose unrelated to consummation of the Transactions.

    (b)       Upon reasonable notice, except (i) as the Company reasonably determines (after consultation with Parent and receiving and considering the advice of the Company’s outside legal counsel) is required by applicable Legal Requirements, or (ii) as would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work-product privilege (it being understood that the parties shall use reasonable best efforts to cause such information to be provided in a manner that does not result in such violation, loss or impairment, which reasonable best efforts shall include entering into one or more joint defense or community of interest agreements on customary terms if counsels to the parties reasonably conclude that such agreements are likely to preserve the privilege), the Company shall, and shall cause each of its Subsidiaries to, afford to the Parent and to its officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records so that the Parent may obtain all information concerning the business as its may reasonably request (including the status of product development efforts (provided that the Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company), and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. or Israeli federal or state securities laws and (b) all other information concerning its business, properties and personnel as the Parent may reasonably request (including the Company’s outside accountants work papers). No review or information obtained pursuant to this Section 5.6(b) shall limit the Parent’s or Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

        Section 5.7 No Solicitation.

    (a)       From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article 7, and except as otherwise provided for in this Agreement, the Company and its Subsidiaries will not, nor will they authorize or knowingly permit any of their respective officers, directors, controlled Affiliates or employees or any of their respective investment bankers, attorneys or other advisors or representatives to, directly or indirectly: (i) solicit, initiate, or take any action intended to encourage or induce the making, submission or announcement of any Acquisition Proposal; (ii) engage or participate in any discussions or negotiations with any Person (other than any officer, director, controlled Affiliate or employee of the Parent or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of the Parent or any of its Subsidiaries) regarding, or furnish to any Person any information with respect to, or take any other action intended to facilitate, any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction. Notwithstanding the above, prior to the approval of the Merger Proposal at the Company Meetings, nothing contained in this Agreement (including this Section 5.7) shall prohibit the board of directors of the Company, in response to an unsolicited written Acquisition Proposal that is not withdrawn, from engaging or participating in discussions or negotiations with and furnishing information to the party making such Acquisition Proposal, provided that the board of directors of the Company: (A) in good faith and after consultation with the Company’s financial advisors and outside legal counsel, concludes that the offer is, or would reasonably be likely to result within 20 (twenty) Business Days of the receipt of such Acquisition Proposal in, a Superior Proposal, and (B) determines in good faith after consultation with its outside legal counsel that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements (which, for purposes of this clause (B), shall be deemed to consist of Israeli Legal Requirements and in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the board of directors of the Company may also consider Delaware Legal Requirements); and provided further that (x) prior to, or concurrently with, furnishing any such information to, or entering into discussions or negotiations with, such party, the Company gives the Parent written notice of the identity of such Person or group and of the Company’s intention to furnish information to, or enter into discussions or negotiations with, such party and (y) the Company receives from such party an executed confidentiality agreement at least as restrictive as the Confidentiality Agreement (but permitting disclosure to the Parent required under this Agreement); and (z) prior to or contemporaneously with furnishing any such information to such party, the Company furnishes such information to the Parent (to the extent such information has not been previously furnished by the Company to the Parent). The Company and its Subsidiaries will immediately cease any and all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions in this Section 5.7 by any officer, director, controlled Affiliate or employee of the Company or any of its Subsidiaries or any investment banker, attorney or other representative retained by the Company or any of its Subsidiaries or any other Person who shall have entered into a Voting Undertaking shall be deemed to be a breach of this Section 5.7 by the Company.

        For purposes of this Agreement:

    (i)       “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Parent or Merger Sub or any other Person acting in concert with the Parent or Merger Sub) relating to an Acquisition Transaction;

    (ii)       “Acquisition Transaction” shall mean any transaction or series of related transactions other than the Transactions involving: (A) any acquisition or purchase from the Company or any other Person by any Person or “group” (as defined in Section 13(d) of the Exchange Act) of more than a 20% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination, arrangement or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 20% of the consolidated assets of the Company and its Subsidiaries (including any shares of share capital, partnership interests or similar ownership interests of the Company’s Subsidiaries); or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company; and

    (iii)       “Superior Proposal” shall mean any bona fide, unsolicited written Acquisition Proposal to acquire all (but not less than all) of the outstanding voting securities of the Company not solicited or initiated in violation of Section 5.7(a) which: (A) is not subject to any financing contingency (or contains a reverse break-up fee payable, among other circumstances, in the event of any failure to obtain any financing which effectively limits the acquiring party’s liability in the event that financing is not obtained), (B) and with respect to which the board of directors of the Company shall have in good faith determined (taking into account the advice of the Company’s financial advisors) that the acquiring party is reasonably capable of consummating such proposed Acquisition Transaction on the terms proposed and that receipt of all governmental and regulatory approvals required to consummate such proposed Acquisition Transaction is likely in a reasonable time period without significant condition or litigation; and (C) the board of directors of the Company shall have in good faith determined (taking into account the advice of the Company’s financial advisors) that the proposed Acquisition Transaction, taking into account all the terms and conditions of such Acquisition Proposal, is more favorable to the shareholders of the Company, from a financial point of view (taking into account both long-term and short-term considerations), than the Transactions (taking into account any proposed modifications by the Parent in response thereto).

    (b)       In addition to the obligations of the Company set forth in Section 5.7(a), the Company as promptly as practicable, and in any event within 48 hours, shall notify the Parent of: (i) any request for information in connection with, or which the Company reasonably concludes would lead to, any Acquisition Proposal; (ii) the receipt of any Acquisition Proposal, or any inquiry with respect to or which the Company reasonably concludes would lead to any Acquisition Proposal; (iii) the material terms and conditions of such request, Acquisition Proposal or inquiry; and (iv) the identity of the Person or group making any such request, Acquisition Proposal or inquiry. The Company shall keep the Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. In addition to the foregoing, the Company shall: (i) provide the Parent with at least 48 hours prior written notice (or such lesser prior notice as provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider an Acquisition Proposal; and (ii) provide the Parent with at least five Business Days prior written notice (or such lesser prior notice as provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to withdraw, amend, modify or change its recommendation in favor of the approval of the Merger Proposal or recommend a Superior Proposal to its shareholders, and together with such notice provide a copy of drafts of definitive documentation relating to such Superior Proposal.

    (c)       Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or Section 329 of the Companies Law or any other applicable section of the Companies Law with respect to a tender of exchange offer; provided, however, that, except as contemplated by Section 5.2(e), neither the Company nor its board of directors nor any committee thereof shall withdraw, amend, modify, change or supplement, or publicly propose to withdraw, amend, change or supplement, its position with respect to the Merger Proposal or approve, endorse or recommend, or publicly propose to approve, endorse or recommend, an Acquisition Proposal. In addition, it is understood and agreed that, for all purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act or any other applicable section of the Companies Law with respect to a tender of exchange offer, or any similar communication to the shareholders of the Company, shall not constitute a Triggering Event or a withdrawal, amendment, modification, change or supplement, or a public proposal by the board of directors of the Company to withdraw, amend, modify, change or supplement, its position with respect to the Merger Proposal or an approval, endorsement or recommendation with respect to an Acquisition Proposal.

        Section 5.8 Public Disclosure. The Parent and the Company will use commercially reasonable efforts to consult with each other before issuing, and provide each other the opportunity to review and comment upon any press release or other public statements or employee communications with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement or issue such employee communication prior to such consultation, except as either party may determine is required by applicable Legal Requirements, the SEC or by obligations pursuant to any listing agreement with any national securities exchange or national trading system (in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement). Each of the Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by the Parent or the Company in accordance with this Section 5.8. The parties agree that the initial press release to be issued with respect to the Transactions shall be a joint release in the form heretofore agreed to by the parties.

        Section 5.9 Commercially Reasonable Efforts; Regulatory Filings. Subject to Section 5.10 and the last sentence of this Section 5.9, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other Transactions in the most expeditious manner practicable, including using commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent set forth in Article 6 to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, rulings, exemptions, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity in connection with the consummation of the Merger and other Transactions; and (iii) the execution or delivery of any additional instruments reasonably necessary to consummate the Transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company, the Parent and their respective boards of directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the Transactions, use commercially reasonable efforts to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the Transactions. Notwithstanding anything to the contrary contained in this Agreement, neither the Parent nor the Company shall have any obligation under this Agreement: (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause the Company or any of its Subsidiaries to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause the Company or any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, software or other proprietary asset, or to commit to cause the Company or any of its Subsidiaries to license or otherwise make available to any Person any technology, software or other proprietary asset; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause the Surviving Company or any of its Subsidiaries to hold separate any assets or operations; (v) subject to the undertakings required by Section 5.4, to make or cause any of its Subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of the Surviving Company or any of its Subsidiaries or that would affect its discretion in determining the terms of any Contract or relationship with any Person; or (vi) to contest or defend against any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

        Section 5.10 Third Party Consents. As soon as practicable following the date hereof, the Company will use commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the Transactions, including those Contracts set forth or required to be set forth in Section 2.5 of the Company Disclosure Letter, provided that the Company shall not be required to (i) make any material financial accommodation or (ii) pay or commit to pay to any such Person whose consent is being solicited any material amount of cash or other consideration, or make any commitment to incur any other material liability or other obligation due to such Person.

        Section 5.11 Share Options and Employee Benefits.

    (a)       Share Options. At the Effective Time, each outstanding Company Share Option under the Company Option Plans or under any agreement disclosed in Section 2.3 of the Company Disclosure Letter[1], whether or not vested, shall by virtue of the Transactions be assumed by the Parent. Each Company Share Option so assumed by the Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions), except that: (i) each Company Share Option will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Company Share Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and; (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Share Option will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Share Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, provided that the adjustments pursuant to the foregoing clauses (i) and (ii) shall be made after giving effect to the adjustments to the Company Share Options contemplated by Section 5.12(b) below. The Parent shall comply with the terms of all such Company Share Options and use its commercially reasonable efforts to ensure, to the extent required by, and subject to the provisions of, the applicable Company Option Plan and permitted under the Code or other relevant Legal Requirements that any Company Share Options that are intended to qualify for tax treatment under Section 422 of the Code prior to the Effective Time and that any Company Share Options that are intended to qualify for tax treatment under Section 102 of the Ordinance prior to the Effective Time continue to so qualify, with the same rights, after the Effective Time, subject to the terms of the Israeli Options Tax Ruling, if obtained. The Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all Company Share Options pursuant to the terms set forth in this Section 5.11(a). Prior to the Effective Time, the Company shall take all actions necessary (including making any required amendments and/or obtaining any required consents) to effect the transactions contemplated by this Section 5.11(a).[2]

[1] Treatment of non-Plan options subject to due diligence. [2] To be confirmed in due diligence, including whether any consents are required to assume options.

    (b)       401(k) Plan. The Company will adopt, or will cause to be adopted, all necessary corporate resolutions to terminate each 401(k) Plan sponsored or maintained by the Company, effective as of no later than one day prior to the Closing (but such termination may be contingent upon the Closing). Immediately prior to such termination, the Company will make all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of the 401(k) Plan; (ii) for elective deferrals made pursuant to the 401(k) Plan for the period prior to termination; and (iii) for employer matching contributions (if any) for the period prior to termination. For this purpose, the term “401(k) Plan” means any plan intended to be qualified under Code Section 401(a) which includes a cash or deferred arrangement intended to qualify under Code Section 401(k). The Company shall provide the Parent with a copy of resolutions duly adopted by the Company’s board of directors so terminating any such 401(k) Plan.

    (c)       The Parent intends that, for one year after the Effective Time, the Parent will cause the Surviving Corporation and its Subsidiaries to arrange for each Employee who was participating in any of the Company Employee Plans immediately before the Effective Time to participate in benefit plans (which may be the Company Employee Plans) providing benefits (other than incentive or equity compensation) that are substantially equivalent in the aggregate to the benefits (other than incentive or equity compensation) provided under the Company Employee Plans in which such Employees were participating before the Effective Time (the “Counterpart Plans”).  To the extent applicable, participants in such Counterpart Plans shall receive full credit for years of service with any one or more of the Company, any of the Company’s Subsidiaries and prior employers to the extent such service is taken into account under the Company Employee Plans and to the extent such service credit does not result in the duplication of benefits.  To the extent applicable, the Parent and/or its Subsidiaries shall use commercially reasonable efforts to give credit under those of its Counterpart Plans that are welfare benefit plans for all amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by Employees (in each case including their eligible dependents), in respect of the applicable plan year in which the Effective Time occurs.  With respect to any changes in medical plans, the Parent and/or its Subsidiaries (including the Surviving Company) shall use commercially reasonable efforts to waive all requirements for evidence of insurability, eligibility waiting periods and pre-existing conditions otherwise applicable to Employees under the Counterpart Plans in which Employees become eligible to participate on or following the Effective Time (to the extent that such conditions were covered under the Company Employee Plans immediately prior to the Effective Time).  Nothing in this Section 5.11(c) shall be construed to entitle any Employee to continue his or her employment for any period of time.

    (d)       Nothing contained in this Agreement (including this Section 5.11) shall: (i) amend, or be deemed to amend, any Company Employee Plan; (ii) provide any Person not a party to this Agreement with any right, benefit or remedy with regard to any Company Employee Plan or a right to enforce any provision of this Agreement; or (iii) limit in any way the ability of the Parent or the Surviving Company to amend or terminate any particular Company Employee Plan at any time.

        Section 5.12 Cash Distribution.

    (a)       The Company shall declare (subject to obtaining the Court Approval), and immediately prior to the Effective Time the Company shall pay, a cash distribution equal to $158,296,472 in the aggregate to all holders of record of Company Shares as of immediately prior to the Effective Time pro rata in accordance with their holdings of Company Shares (as the same may be adjusted pursuant to Section 5.12(c), the “Cash Distribution”, and the amount of such distribution payable in respect of each Company Share as of the record date shall be referred to as the “Per Share Cash Distribution Amount”). The Company shall apply to the Applicable Court to receive approval for a capital reduction in order to enable the Cash Distribution together with and as part of the application for the Court Approval, and the terms “Merger Proposal” and “Court Approval” shall include, in addition to the approval of the Merger, the approval of the Cash Distribution. The provision of Sections 5.2(b) and 5.4 regarding the coordination and cooperation of the Parent and the Company and the use of all reasonable efforts shall apply to the obtaining of the approval of the court for the Cash Distribution. The Company shall deduct and withhold from the Cash Distribution such amounts as may be required to be deducted or withheld therefrom under the Code, the Ordinance, or under any provision of state, local, Israeli or other foreign law or any other applicable Legal Requirement.

    (b)       In addition, prior to making the Cash Distribution, the Company shall take all actions necessary (including making any required amendments and/or obtaining any required consents) to provide that, upon the Cash Distribution, each then-outstanding Company Share Option shall automatically be adjusted as follows: (i) each such Company Share Option will be solely exercisable (or will become exercisable in accordance with its terms) for that number of whole Company Shares equal to the product of the number of Company Shares that were issuable upon exercise of such Company Share Option immediately prior to the Cash Distribution multiplied by the Cash Distribution Adjustment Ratio, rounded down to the nearest whole number of Company Shares and; (ii) the per share exercise price for the Company Shares issuable upon exercise of such Company Share Option will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Share Option was exercisable immediately prior to the Cash Distribution by the Cash Distribution Adjustment Ratio, rounded up to the nearest whole cent. For these purposes, the “Cash Distribution Adjustment Ratio” shall be equal to (x) (x) the closing sale price of one Company Share as reported on the Nasdaq for the trading day immediately prior to the making of the Cash Distribution, divided by (y) the difference of the closing sale price of one Company Share as reported on the Nasdaq for the trading day immediately prior to the making of the Cash Distribution less the Per Share Cash Distribution Amount.

    (c)       Notwithstanding the foregoing, in the event Parent shall inform the Company that it is necessary, in order to cause the representation and warranty of the Parent and Merger Sub set forth in the third sentence of Section 3.3 herein to be true and correct in all respects, to effect a reduction in the Exchange Ratio, the Exchange Ratio shall be reduced by an amount, not to exceed 0.0191, as may be determined by Parent to cause such representation and warranty to be true and correct. In the event of any such reduction to the Exchange Ratio, the Company shall increase the Cash Distribution by an amount, not to exceed $5,006,083, by $26,209.86 for every 0.0001 decrease in the Exchange Ratio.

        Section 5.13 Parent Board of Directors. At the Effective Time, the board of directors of the Parent shall consist of (a) each of the directors of the Parent immediately prior to the Effective Time and (b) Dr. Boaz Eitan. Dr. Eitan shall serve as a Class A and Class II director of the Parent, to hold office until the Parent’s 2010 annual meeting of stockholders. Prior to the Effective Time, the board of directors of the Parent shall take all necessary action to increase the size of the board of directors of the Parent as necessary and to elect Dr. Eitan to the board of directors of the Parent as a Class A and Class II director, in each case as of the Effective Time.

        Section 5.14 Form S-8. Within ten (10) Business Days following the Effective Time, the Parent shall, if no registration statement is in effect covering such shares of Parent Common Stock, file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to any Company Share Options held by current employees to the extent registrable on Form S-8 (or any successor form) and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

        Section 5.15 Notification.

    (a)       The Company shall give prompt notice to the Parent upon acquiring Knowledge that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, or of any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    (b)       The Parent shall give prompt notice to the Company upon acquiring Knowledge that any representation or warranty made by it or Merger Sub contained in this Agreement has become untrue or inaccurate, or of any failure of the Parent or Merger Sub to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        Section 5.16 Indemnification, Exculpation and Insurance.

    (a)       From and after the Effective Time, the Parent shall, and shall cause the Surviving Company to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation agreements disclosed in Section 5.16(a) of the Company Disclosure Letter between the Company and its directors and officers (the “Indemnified Parties”) and any indemnification and exculpation provisions under the Company Charter Documents as in effect on the date hereof including with respect to matters, acts or omissions occurring in connection with the approval of or entering into this Agreement or the consummation of the Transactions.

    (b)       The Parent shall cause the Articles of Association of the Surviving Company to contain provisions with respect to indemnification and exemption that are at least as favorable to the Indemnified Parties as those contained in the Company Articles of Association as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Persons, unless such modification is required by Legal Requirements.

    (c)       The Parent shall, or shall cause the Surviving Company to, maintain a policy or policies of officers’ and directors’ liability insurance for acts and omissions occurring prior to the Effective Time (“D&O Insurance”) with coverage in amount and scope no less favorable in the aggregate than the Parent’s existing directors’ and officers’ liability insurance coverage for a period of seven years after the Effective Time; provided, however, that, if the existing D&O Insurance expires, is terminated or cancelled during such seven-year period, the Surviving Company will use commercially reasonable efforts to obtain D&O Insurance in such amount and scope; provided, further, that in lieu of such coverage, the Surviving Company may substitute a prepaid “tail” policy for such coverage, which, notwithstanding anything in Section 4.1 to the contrary, the Company may obtain prior to the Closing. In no event shall the aggregate cost for such coverage under this Section 5.16(c) be more than $1,500,000.

    (d)       If the Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, the Parent shall cause proper provisions to be made so that the successors and assigns of the Parent or the Surviving Company assume the obligations set forth in this Section 5.16. The provisions of this Section 5.16 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. The obligations of the Parent and the Surviving Company under this Section 5.16 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.16 applies without the express written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Party to whom this Section 5.16 applies shall be third party beneficiaries of this Section 5.16).

        Section 5.17 Listing of Parent Common Stock. The Parent shall use its reasonable best efforts to cause the Parent Common Stock issuable in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

        Section 5.18 Company Affiliates; Restrictive Legend. The Company shall deliver to the Parent at least thirty days prior to the Closing Date, a letter identifying all Persons who are, at the time of such letter, “affiliates” of the Company for purposes of Rule 145 under the Securities Act (the “Company Affiliates”). The Company shall use commercially reasonable efforts to cause each such Person to deliver to the Parent at least twenty days prior to the Closing Date, a written agreement substantially in the form of Exhibit B. The Parent will give stop transfer instructions to its transfer agent with respect to any shares of Parent Common Stock received pursuant to the Merger by any Company Affiliate who has signed an Affiliate Agreement and who continues to be an “affiliate” of the Company for purposes of Rule 145 under the Securities Act, and there will be placed on the certificates representing such shares of Parent Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under Securities Act applies and may only be transferred (i) in conformity with Rule 145 or (ii) in accordance with a written opinion of United States counsel, reasonably acceptable to the Parent, in form and substance that such transfer is exempt from registration under the Securities Act.

        Section 5.19 Agreements to be Terminated. The Company shall terminate the Company’s Registration Rights Agreement, dated as of October 2, 2000, as amended, and the Company’s Shareholder Rights Agreement, dated as of September 2, 2000, as amended, effective as of and contingent upon the Closing, such that each such agreement shall be of no further force or effect immediately following the Effective Time. In the event the Merger does not close for any reason, the Parent shall not have any liability to the Company, any other party to any such agreement or any other Person for any costs, claims, liabilities or damages in connection with such terminations.

        Section 5.20 Tax Treatment. Each of the Parent and the Company shall use commercially reasonable efforts to cause the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Parent, the Company nor any of their Subsidiaries, unless required by law, will take any Tax reporting position inconsistent with the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code. It is the intention of Parent and its Subsidiaries to continue at least one significant historic business line of the Company and its Subsidiaries, taken together, or to use at least a significant portion of their business assets, taken together, in a business, in each case within the meaning of Section 1.368-1(d) of the United States Income Tax Regulations.

ARTICLE 6
CONDITIONS PRECEDENT

        Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) The Court Approval approving the Merger Proposal (including the Merger and the Cash Distribution) shall have been obtained.

(b) The shares of Parent Common Stock issuable to the Company’s shareholders as contemplated by this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

    (c)       No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) shall be in effect, and there shall not be pending any suit, action or proceeding by any Governmental Entity, in each case in connection with the Merger or any of the other Transactions, (i) preventing the consummation of the Merger, (ii) prohibiting or limiting the ownership or operation by the Surviving Company or the Parent and their respective Subsidiaries of any material portion of the business or assets of the Surviving Company or the Parent and their respective Subsidiaries taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or compelling the Surviving Company or the Parent and their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Surviving Company or the Parent and their respective Subsidiaries, taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or (iii) which otherwise could reasonably be expected to have a Material Adverse Effect on the Company or the Parent, as applicable. Any notification, waiting period, or approval requirements under the competition laws of any applicable foreign jurisdictions shall have been satisfied if legally required to be so satisfied by Closing.

    (d)       All Approvals required pursuant to Israeli legal requirements for the consummation of the Merger and the other Transactions shall have been obtained, including the OCS Approval and the Investment Center Approval. Notwithstanding the foregoing, other than as set forth in Sections 6.2(d) and 6.3(h) below, the Israeli Tax Rulings shall not be required as a condition to the consummation of the Transactions pursuant to this Section 6.1(d).

        Section 6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

    (a)       (i) The representations and warranties of the Parent and Merger Sub set forth herein (other than the representations and warranties set forth in the first two sentences and the final sentence of Section 3.2 (the “Parent Capitalization Representations”) and the representation and warranty set forth in Section 3.11 (absence of Material Adverse Effect)) shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent (ii) the Parent Capitalization Representations shall be true and correct in all material respects as of the dates set forth therein; and (iii) the representation and warranty set forth in Section 3.11 shall be true and correct in all respects. The Company shall have received a certificate signed on behalf of the Parent by an authorized signatory of the Parent to such effect.

    (b)       The Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of the Parent by an authorized signatory of the Parent to such effect.

    (c)       Since the date of this Agreement, there shall have been no Material Adverse Change in the Parent on or before the Closing Date that shall not have been cured by the Closing Date, and the Company shall have received a certificate signed on behalf of the Parent by an authorized signatory of the Parent to such effect.

    (d)       The 104H Ruling with respect to the shareholdings of the Voting Undertaking Shareholders in the Company shall have been obtained from the ITA, provided, however, this condition shall be deemed to be satisfied if: (i) the Eitan Group Shareholders do not apply for a 104H Ruling within 15 days of execution of this Agreement or do not diligently pursue the obtaining of the 104H Ruling from ITA; (ii) a 104H Ruling has been offered by the ITA on terms and subject to conditions which are customary and standard under the circumstances; or (iii) a 104H Ruling is not available on customary terms as a result of the particular tax circumstances of one or more of the Eitan Group Shareholders.

        Section 6.3 Conditions to Obligations of the Parent and Merger Sub. The obligation of the Parent and Merger Sub to effect the Merger is further subject to satisfaction or waiver of the following conditions:

    (a)       (i) The representations and warranties of the Company set forth herein (other than the representations and warranties set forth in the first three sentences of Section 2.3(a) and in the first sentence of Section 2.3(d) (collectively, the “Company Capitalization Representations”), the representations and warranties set forth in Sections 2.4 (Authority), 2.15(b)(xv) (funds invested through Saifun (BVI) Limited), 2.16 (Brokers), 2.19 (Opinion of Financial Advisor), 2.20 (Board Approval) and 2.21 (Inapplicability of Certain Statutes) (collectively, the “Excluded Company Representations”) and the representation and warranty set forth in clause (a) of the third sentence of Section 2.9) shall be true and correct as of the date hereof and as of the Effective Time, with the same effect as if made at and as of such time (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) the Company Capitalization Representations shall be true and correct in all material respects as of the dates set forth therein, provided that the condition set forth in this Section 6.3(a)(ii) shall be deemed satisfied with respect to Company Shares or rights to acquire Company Shares if the actual number of Company Shares or rights to acquire Company Shares as of the date hereof is greater than the applicable number thereof represented in the Company Capitalization Representations by no more than 0.5%;(iii) the Excluded Company Representations shall be true and correct in all material respects as of the dates set forth therein; and (iv) the representation and warranty set forth in clause (a) of the third sentence of Section 2.9 shall be true and correct in all respects. The Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

    (b)       The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

    (c)       Since the date of this Agreement, there shall have been no Material Adverse Change in the Company on or before the Closing Date that shall not have been cured by the Closing Date, and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (d)       In the event that any of the individuals set forth in Schedule B have not entered into Retention and Noncompetition Agreements concurrent with the execution of this Agreement, each of such individuals shall have entered into Retention and Noncompetition Agreements. Each of the Retention and Noncompetition Agreements with the individuals set forth in Schedule B shall be in full force and effect at the Effective Time. Each of the Lock-Up Agreements shall be in full force and effect at the Effective Time.

    (e)       Consents (in form and substance satisfactory to the Parent) from the counter-parties to each of the Contracts listed on Section 6.3(e) of the Company Disclosure Letter shall have been obtained by the Company or the relevant Subsidiary of the Company that is party to such Contract.

    (f)       Neither the Parent nor the Company shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the consummation of the Merger will materially jeopardize or adversely affect the tax status and benefits of the Company, including its Approved Enterprise tax status and its status as an industrial company, and the Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company and the chief financial officer of the Company to such effect (only with respect to the Company).

    (g)       If approval of the Israeli Commissioner of Restrictive Trade Practices is required in order to effect the Transactions, such approval shall have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the RTPA, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices.

    (h)       The Cash Distribution Tax Ruling shall have been obtained from the ITA, and the characterization by the ITA of the Cash Distribution shall not reasonably be expected to result in any negative impact to the Surviving Company or the Parent other than any reduction in equity inherent in the Cash Distribution.

(i) All directors of the Company shall have executed and delivered to the Parent resignation letters in substantially the form attached as Exhibit D.

ARTICLE 7
TERMINATION

        Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the requisite approval of the shareholders of the Company:

(a) by mutual written consent of the Parent and the Company;

    (b)       by either the Parent or the Company if the Merger shall not have been consummated by April 30, 2008 (the “End Date”), but the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose action or failure to act results in the failure of the Merger to be consummated by such time and such action or failure to act constitutes a breach of this Agreement; provided, that if (A) after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been made known to the Company or shall have been publicly made directly to the shareholders of the Company or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (B) the Company or any of its Subsidiaries enters into any letter of intent or similar document or any written Contract (other than a confidentiality agreement) providing for such or any other Acquisition Proposal or consummates such or any other Acquisition Proposal within twelve (12) months of such termination (in each case, changing the 20% and 80% amounts referred to in the definitions thereof in Section 5.6(a) to 50% for purposes of this Section 7.1(b)), then the Company shall, concurrently with the consummation of the transactions contemplated by such letter of intent or similar document or written Contract or the consummation of such Acquisition Proposal, pay to the Parent Eight Million Dollars ($8,000,000) (the “Termination Fee”) by wire transfer of immediately available funds;

(c) by either the Parent or the Company if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable;

    (d)       by either the Parent or the Company (i) if the required approval of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the respective meetings or (ii) by the Parent if the Applicable Court shall have denied or rejected the motion for the Court Approval, and regardless of whether the circumstances set forth in the proviso to this Section 7.1(d) shall have occurred, the Company shall, no later than two Business Days after any termination referred to in subclause (i), pay to the Parent an amount equal to the aggregate amount of fees and expenses incurred by the Parent in connection with this Agreement and the Transactions in an amount not to exceed Two Million Dollars ($2,000,000) (the “Parent Expenses”) by wire transfer of immediately available funds, and the amount of any such Parent Expenses paid by the Company to the Parent shall be credited against any subsequent payment by the Company to the Parent of the Termination Fee pursuant to this Section 7.1(d); provided, that, in the case of any termination referred to subclause (i) or (ii), if (A) after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been made known to the Company or shall have been publicly made directly to the shareholders of the Company or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (B) the Company or any of its Subsidiaries enters into any letter of intent or similar document or any written Contract (other than a confidentiality agreement) providing for such or any other Acquisition Proposal or consummates such or any other Acquisition Proposal within twelve (12) months of such termination (in each case, changing the 20% and 80% amounts referred to in the definitions thereof in Section 5.6(a) to 50% for purposes of this Section 7.1(d)), then the Company shall, concurrently with the consummation of the transactions contemplated by such letter of intent or similar document or written Contract or the consummation of such Acquisition Proposal, pay to the Parent an amount equal to the Termination Fee minus any Parent Expenses previously paid by the Company to the Parent by wire transfer of immediately available funds;

    (e)       by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of the Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of the Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Parent’s or Merger Sub’s representations and warranties or breach by the Parent or Merger Sub is curable by the Parent or Merger Sub through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) for thirty days after delivery of written notice from the Company to the Parent and Merger Sub of such breach, provided that the Parent or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if such breach or inaccuracy by the Parent or Merger Sub is cured during such thirty day period);

    (f)       by the Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company through the exercise of its commercially reasonable efforts, then the Parent may not terminate this Agreement under this Section 7.1(f) for thirty days after delivery of written notice from the Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Parent may not terminate this Agreement pursuant to this paragraph (f) if such breach or inaccuracy by the Company is cured during such thirty day period); provided further that if (A) after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been made known to the Company or shall have been publicly made directly to the shareholders of the Company or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (B) the Company or any of its Subsidiaries enters into any letter of intent or similar document or any written Contract (other than a confidentiality agreement) providing for such or any other Acquisition Proposal or consummates such or any other Acquisition Proposal within twelve (12) months of such termination (in each case, changing the 20% and 80% amounts referred to in the definitions thereof in Section 5.6(a) to 50% for purposes of this Section 7.1(f)), then the Company shall, concurrently with the consummation of the transactions contemplated by such letter of intent or similar document or written Contract or the consummation of such Acquisition Proposal, pay to the Parent the Termination Fee by wire transfer of immediately available funds;

    (g)       by the Parent, if after the date of this Agreement a Material Adverse Effect has occurred with respect to the Company; provided, that if such Material Adverse Effect is curable by the Company through the exercise of its commercially reasonable efforts, then the Parent may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from the Parent to the Company of such Material Adverse Effect, provided the Company continues to exercise commercially reasonable efforts to cure such Material Adverse Effect (it being understood that the Parent may not terminate this Agreement pursuant to this paragraph (g) if such Material Adverse Effect is cured during such thirty day period);

    (h)       by the Company, if after the date of this Agreement a Material Adverse Effect has occurred with respect to the Parent; provided, that if such Material Adverse Effect is curable by the Parent through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(h) for thirty days after delivery of written notice from the Company to the Parent of such Material Adverse Effect, provided the Parent continues to exercise commercially reasonable efforts to cure such Material Adverse Effect (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (h) if such Material Adverse Effect is cured during such thirty day period);

    (i)       by the Parent if a Triggering Event (as defined below) shall have occurred, in which event the Company shall, no later than two Business Days after such termination, pay to the Parent the Termination Fee and the Parent Expenses by wire transfer of immediately available funds;

    (j)       by the Company in order to enter into a binding definitive agreement providing for a Superior Proposal (an “Alternative Agreement”) if: (i) the board of directors of the Company shall have determined in good faith after consultation with its outside legal counsel that entering into such Alternative Agreement is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements (which, for purposes of this Section 7.1(j)(i), shall be deemed to consist of Israeli Legal Requirements and in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the board of directors of the Company may also consider Delaware Legal Requirements); (ii) the Company shall have given the Parent at least five Business Days prior written notice of its intention to enter into such Alternative Agreement (which notice may be given concurrently with the notice contemplated by Section 5.7(b)), which notice shall be accompanied by a correct and complete copy of such Alternative Agreement and all annexes, exhibits, schedules and other agreements related thereto (and the Company shall thereafter promptly provide the Parent with correct and complete copies of any amendments or proposed amendments thereto) and during such period shall give the Parent the opportunity to meet with the Company to suggest such modifications to the terms hereof that the Parent may deem advisable; (iii) immediately prior to such termination, the Company shall have paid the Parent the Termination Fee and the Parent Expenses; and (iv) substantially concurrent with such termination the Company enters into such Alternative Agreement.

        A “Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company or any committee thereof shall for any reason have withheld or withdrawn, or shall have amended, modified or changed in a manner adverse to the Parent, its recommendation in favor of, the approval of this Agreement, the Merger or the other Transactions; (ii) the Company shall have failed to include in the Company Disclosure Documents the recommendation of the board of directors of the Company in favor of the approval of the Merger Proposal; (iii) the board of directors of the Company or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (iv) the provisions of Section 5.7 of this Agreement shall have been materially breached; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vi) any Person or “group” (as defined in Section 13(d) of the Exchange Act) shall have acquired or purchased from the Company or from any officer or director of the Company or any Voting Undertaking Shareholder more than a 15% interest in the total outstanding voting securities of the Company or any of its Subsidiaries; or (vii) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with the Parent and the Company shall not have sent to its security holders pursuant to Rule 14d-9 or 14e-2 promulgated under the Exchange Act or Section 329 of the Companies Law, within ten Business Days after such tender or exchange offer is first commenced, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

        The Company acknowledges that the agreements contained in this Section 7.1 with respect to payment of the Termination Fee and Parent Expenses are an integral part of the Transactions (it being understood that in no event shall the Company be required to pay more than one Termination Fee), and that without these agreements the Parent would not enter into this Agreement; accordingly, if the Company fails to pay any amount due pursuant to this Section 7.1, then the Company shall (in addition to the Termination Fee and/or Parent Expenses, as applicable) pay to the Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with collecting such amount due, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Parent’s acceptance of the Termination Fee shall constitute conclusive evidence that this Agreement has been validly terminated. The Parent’s right to receive a Termination Fee in the circumstances provided in this Agreement is the exclusive remedy available to the Parent and Merger Sub for any failure of the Merger and other Transactions to be consummated in those circumstances, and the Company shall have no further liability with respect to this Agreement or the Transactions, except in the event of a knowing and intentional breach of this Agreement.

        Section 7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(e), (f), (g) or (h) and the proviso therein is applicable, thirty days after) the delivery of written notice of the terminating party to the other parties hereto specifying the provision of this Agreement on which such termination is based. If this Agreement is terminated by either the Company or the Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Parent or the Company, except (i) to the extent that such termination results from the knowing and intentional breach by a party of any of its representations, warranties, covenants or agreements in this Agreement, and (ii) notwithstanding the foregoing, Section 7.1 (and the obligation to pay Parent Expenses and the Termination Fee as provided therein), this Section 7.2 and Article 8 shall survive any termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE 8
GENERAL PROVISIONS

        Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement which by its terms contemplates performance after the Effective Time.

        Section 8.2 Fees and Expenses. Except with respect to Termination Fees and Parent Expenses as set forth in Section 7.1, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated.

        Section 8.3 Amendment. Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by each of the Parent and the Company.

        Section 8.4 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 8.5 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)	If to the Parent or Merger Sub, to:

Spansion Inc. 915 DeGuigne Drive Sunnyvale, California Telecopy No.: +1 (408) 616-6659 Attention: Office of General Counsel

With a copy (which shall not constitute notice) to:

O'Melveny & Myers LLP 275 Battery Street, Suite 2600 San Francisco, California 94111 USA Telecopy No.: +1 (415) 984-8701 Attention: Michael J. Kennedy Michael S. Dorf

and:

Yigal Arnon & Co. 22 Rivlin Street Jerusalem 91000 Israel Telecopy No.: +972 (2) 623-9236 Attention: Barry Levenfeld

(b)	If to the Company, to:

Saifun Semiconductors Ltd. 6 Arie Regev Street, Sappir Industrial Park, Netanya 42504, Israel Telecopy No.: +972-9-892-8425 Attention: Chief Executive Officer and Chief Financial Officer

With a copy (which shall not constitute notice) to:

Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 USA Telecopy No.: +1 (415) 268-7522 Attention: Bruce A. Mann Michael G. O'Bryan

and

Eitan, Mehulal, Pappo, Barath & Co. 10 Abba Eban Blvd. Herzliya 46120, Israel Telecopy No.: + 972-9-972-6001 Attention: Guy Hadar

        Section 8.6 Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. The parties intend that each provision of this Agreement shall be given full separate and independent effect. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

        Section 8.7 Definitions. For purposes of this Agreement:

    (a)       “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(b) “Business Day” means any day other than Saturday, Sunday or any other day on which banks are legally permitted to be closed in San Francisco, California.

    (c)       “Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, arrangement, commitment, undertaking, obligation or understanding of any nature.

    (d)       “Knowledge” of any Person which is not an individual means the actual knowledge of such Person’s directors and executive officers and the knowledge that any of such Persons would be reasonably expected to have in the conduct of their respective duties.

    (e)       “Material Adverse Change” or “Material Adverse Effect” means, when used in connection with the Company or the Parent, any change, effect, event, occurrence, condition or development that (i) is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), properties, results of operations or condition (financial or otherwise) of such party and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Merger or the Cash Distribution, other than, in the case of (i) or (ii), any change, effect, event, occurrence, condition or development relating to (A) general economic conditions (and not having a materially disproportionate effect on such party relative to other industry participants), (B) the industry in which such party operates in general, including changes in Legal Requirements or generally accepted accounting principles or accounting standards generally applicable to participants in such industry (and not having a materially disproportionate effect on such party relative to other industry participants), (C) any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where such party or its major sources of supply have substantial operations or where such party derives substantial revenues (and not having a materially disproportionate effect on such party relative to others having substantial operations in or deriving substantial revenues from such country), (D) the impact of the announcement or pendency of this Agreement or the consummation of the Merger or the other Transactions on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, (E) the failure by such party to meet internal projections or forecasts, analyst expectations or publicly announced earnings or revenue projections, or decreases in such party’s stock price (including as a result of a failure to meet such projections, forecasts or analyst expectations), in and of itself (for the avoidance of doubt this clause (E) shall not preclude the other party from asserting that the underlying cause of any such failure or decrease in stock price is a Material Adverse Effect), or (F) any claim or litigation arising from allegations of breach of fiduciary duty with respect to the Company or the Parent relating to this Agreement, the Merger or the other Transactions; provided, in each case, that the party claiming such effect shall have the burden of proving such effect.

    (f)       “Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the financial statements included in the Company Filed SEC Reports, (ii) Liens securing indebtedness or liabilities that are reflected in the Company Filed SEC Reports, (iii) such immaterial non-monetary Liens or other imperfections of title, if any, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Legal Requirements with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to the Parent), and (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business consistent with past practice.

(g) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

    (h)       “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

        Section 8.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by telecopy or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood and agreed that all parties need not sign the same counterpart.

        Section 8.9 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter (a) constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.16 are not intended to confer upon any Person, other than the parties, any rights or remedies.

        Section 8.10 Severability. If any term or other provision of this Agreement or the application hereof is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

        Section 8.11 Other Remedies; Specific Performance. Except as otherwise provided herein, and subject to Sections 7.2 and 8.1 hereof, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

        Section 8.12 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY OTHER CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT (I) MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF THE PARENT, MERGER SUB OR THE COMPANY, SHALL BE GOVERNED BY THE LAWS OF THE JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED, AND (II) PROVISIONS RELATED TO THE COURT APPROVAL, THE MERGER AND THE CASH DISTRIBUTION THAT ARE REQUIRED UNDER ISRAELI LAW TO BE GOVERNED BY ISRAELI LAW WILL BE SO GOVERNED.

        Section 8.13 Venue; Waiver of Jury Trial. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of any Federal court (and if such Federal court finds that it can not exercise jurisdiction, any New York state court) sitting in New York City in the State of New York and higher courts sitting in other locations with jurisdiction with respect to any appeals from such courts, if any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) to the fullest extent permitted by applicable law, that (1) the suit, action or proceeding in any such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a Federal court (or if such Federal court finds that it can not exercise jurisdiction) such New York state court sitting in New York City in the State of New York. EACH OF THE PARENT, MERGER SUB, AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF OR THE TRANSACTIONS. Each party to this Agreement hereby agrees that in connection with any such action process may be served in the same manner as notices may be delivered under Section 8.5 and irrevocably waives any defenses or objections it may have to service in such manner.

        Section 8.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Parent may assign any of its rights and interests under this Agreement to any of its Subsidiaries without the Company’s consent; provided, further, however, that any such assignment shall not relieve the Parent of its obligations hereunder. No duties under this Agreement may be delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment or delegation in violation of the preceding two sentences shall be void. Subject to the preceding three sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        Each of the Parent, Merger Sub and the Company has caused this Agreement to be duly executed and delivered as of the date first written above.

SPANSION INC. By: /s/ Bertrand Cambou ——————————————————————— Name: Bertrand Cambou Title: President and Chief Executive Officer

ATLANTIC STAR MERGER SUB LTD. By: /s/ Bertrand Cambou ——————————————————————— Name: Bertrand Cambou Title: Authorized Signatory

SAIFUN SEMICONDUCTORS LTD. By: /s/ Boaz Eitan ——————————————————————— Name: Dr. Boaz Eitan Title: Chief Executive Officer and Chairman

Annex I

DEFINED TERMS INDEX

Defined Term	Section

Accounting Rules	2.7(e)
Acquisition Proposal	5.7(a)
Acquisition Transaction	5.7(a)
Agreement	Preamble
Affiliate	8.7(a)
Affiliate Agreements	Recitals
Alternative Agreement	7.1(i)
Applicable Court	5.2(a)
Applicable Company Date	2.7(a)
Applicable Parent Date	3.6(c)
Approved Enterprise	2.15(b)
Approvals	2.5(b)
Arrangement Regulations	5.2(a)
Assumed Options	5.5(a)
Blue Sky Laws	2.5(b)
Business Day	8.7(b)
Cash Distribution	5.12(a)
Cash Distribution Adjustment Ratio	5.12(b)
Cash Distribution Tax Ruling	5.5(a)(iv)
Certificate	1.4(c)
Closing	1.2
Closing Date	1.2
Code	1.4(f)
Companies Law	Recitals
Company	Preamble
Company Affiliates	5.18
Company Charter Documents	2.2
Company Contract	2.18
Company Disclosure Document	2.12
Company Disclosure Letter	Article 2
Company Employee Plan	2.11(a)
Company Filed SEC Reports	2.7(a)
Company Intellectual Property	2.17(a)
Company Meetings	5.2(a)
Company Option Plan	1.3(d)
Company Registered Intellectual Property Rights	2.17(b)
Company Share Options	1.3(d)
Company Shares	1.3(b)
Confidentiality Agreement	5.6(a)
Contract	8.7(c)
Control	8.7(a)
Copyrights	2.17(a)

Defined Term	Section

Counterpart Plans	5.11(c)
Court Approval	5.2(a)
D&O Insurance	5.16(b)
Director Resignations	Recitals
Effective Time	1.2
Employee	2.11(a)
Employment Agreement	2.11(a)
End Date	7.1(b)
Environmental Laws	2.6(a)
ERISA	2.11(a)(iv)
ERISA Affiliate	2.11(a)(v)
ESPP	1.3(d)
Exchange Act	2.3(a)
Exchange Agent	1.4(a)
Exchange Ratio	1.3(b)
Excluded Company Representations	6.3(a)
401(k) Plan	5.11(c)
GAAP	2.7(e)
Governmental Entity	2.3(b)
Grants	2.22
Group	5.7(a)
Hazardous Material	2.6(a)
Indemnified Parties	5.15(a)
Information Statement	5.2(a)
Intellectual Property Rights	2.17(a)
International Employee Plan	2.11(a)
Investment Center	2.5(b)
Investment Center Approval	2.5(b)
IRS	2.11(c)
Israeli Employees	2.11(j)
Israeli Option Tax Ruling	5.5(a)
Israeli Tax Rulings	5.5(a)(iv)
Israeli Withholding Tax Ruling	5.5(a)
Knowledge	8.7(d)
Legal Requirements	2.3(b)
Lehman Brothers	2.16
Liens	2.3(c)
Lock-up Agreements	Recitals
Mask Works	2.17(a)
Material Adverse Change	8.7(e)
Material Adverse Effect	8.7(e)
Merger	Recitals
Merger Proposal	5.2(a)
Merger Sub	Preamble
Nasdaq	1.3(f)

Defined Term	Section

Non-Controlling Shares	5.2(a)
OCS	2.5(b)
OCS Approval	2.5(b)
104H Ruling	5.5(a)
Ordinance	1.4(c)
Other Filings	5.1(c)
Parent	Preamble
Parent Capitalization Representations	6.2(a)
Parent Class C Common Stock	3.2
Parent Common Stock	1.3(b)
Parent Common Stock Closing Price	1.3(f)
Parent Disclosure Letter	Article 3
Parent Expenses	7.1(d)
Parent Filed SEC Reports	3.6(a)
Parent Notes	3.2
Parent Preferred Stock	3.2
Patents	2.17(a)
Per Share Cash Distribution Amount	5.12(a)
Per Share Consideration	1.3(b)
Person	8.7(f)
PTO	2.17(b)
Publicly Available Software	2.17(l)
R&D Law	5.4(a)
Registered Intellectual Property	2.17(a)
Restraints	6.1(c)
Retention and Noncompetition Agreements	Recitals
Returns	2.15(b)
RTPA	2.5(b)
Sarbanes-Oxley Act	2.7(a)
SEC	2.7(a)
Section 350 Vote	5.2(a)
Securities Act	2.5(b)
Severance Pay Law	2.11(k)
Subsidiary	8.7(g)
Superior Proposal	5.7(a)
Surviving Company	1.1
Tax	2.15(a)
Termination Fee	7.1(b)
Trademarks	2.17(a)
Transactions	Recitals
Triggering Event	7.1
Uncertificated Shares	1.4(c)
URLs	2.17(a)
Voting Undertakings	Recitals
Voting Undertaking Shareholders	Recitals